As filed with the Securities and Exchange Commission on June 24, 2004

Registration No. 333-[                        ]

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coffee Holding Co., Inc.
(Name of small business issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	2080 (Primary Standard Industrial Classification Code Number)	11-2238111 (I.R.S. Employer Identification No.)

4401 First Avenue
Brooklyn, New York 11232-0005
(718) 832-0800
(Address and telephone number of principal executive offices)
(Address of principal place of business or intended principal place of business)

________________

Andrew Gordon
President and Chief Executive Officer
4401 First Avenue
Brooklyn, New York 11232-0005
(Name and address, and telephone of agent for service)

With copies to:

Matthew Dyckman, Esq. Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W., Suite 800 Washington, D.C. 20006 (202) 347-8400	Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $ 0.001 par value	1,840,000	$ 6.00	$ 11,040,000	$ 1,399
Warrants(3)	160,000	$ .000625	$ 100	$ 1
Common Stock, $0.001 par value(4)	160,000	$ 6.60	$ 1,056,000	$ 134
Total			$ 12,096,100	$ 1,534

(1)	Includes the maximum number of shares that may be issued in connection with this offering.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	To be issued to the underwriter.

(4)	Issuable upon exercise of the underwriter’s warrants. Pursuant to Rule 416 under the Securities Act of 1933, as amended, also includes such additional shares of common stock as may become issuable pursuant to the anti-dilution provision of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion, Dated June 24, 2004

PROSPECTUS

1,600,000 Shares

COFFEE HOLDING CO., INC.

Common Stock

This is our initial public offering of shares of common stock. We are offering 1,600,000 shares of our common stock.

While we have been filing reports under the Securities Exchange Act of 1934, there currently is no public market for our common stock. We currently anticipate that the initial public offering price will be between $5.00 per share and $6.00 per share. We have applied to have our common stock listed on the American Stock Exchange under the symbol “JVA.” See “Underwriting” for information relating to the factors considered in determining the initial public offering price.

Investing in our common stock involves a high degree of risk. Please read the “Risk Factors” beginning on page 10. You will experience immediate and substantial dilution.

Public offering price	$
Underwriting discounts	$
Proceeds to Coffee Holding	$

We have granted the underwriter a 45 day option to purchase up to 240,000 additional shares of common stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC expects to deliver the shares on or about                                               , 2004.

MAXIM GROUP LLC

The date of this prospectus is            , 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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TABLE OF CONTENTS

Prospectus Summary	1
Special Note Regarding Forward-Looking Statements	9
Risk Factors	10
Use of Proceeds	23
Dilution	24
Capitalization	25
Dividend Policy	25
Selected Financial Information	26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	38
Management	52
Security Ownership of Certain Beneficial Owners and Management	57
Certain Relationships and Related Transactions	58
Description of Capital Stock	58
Shares Eligible for Future Sale	65
Underwriting	66
Legal Matters	69
Experts	69
Where You Can Find Additional Information	70
Financial Statements	F-1

Until            , 2004, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligations to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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Prospectus Summary

This summary highlights selected information about us. It may not contain all of the information that you find important. You should carefully read this entire document, including the “Risk Factors” section beginning on page 10 and our financial statements and their related notes before making a decision to invest in our common stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its over-allotment option.

General Overview

Products and Operations. We are a leading integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. As a result, we believe that we are well positioned to increase our profitability and endure potential coffee price volatility throughout varying cycles of the coffee market and economic conditions. Our core products can be divided into three categories:

•	Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•	Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee:coffee roasted and blended to our own specifications and packaged and sold under our seven brand names in different segments of the market.

Our private label and branded coffee products are sold throughout the United States and Canada to supermarkets, wholesalers, and individually owned and multi-unit retail customers. Our unprocessed green coffee, which includes over 70 types of coffee from all over the world, is sold to specialty gourmet roasters.

We conduct our operations in accordance with strict freshness and quality standards. All of our private label and branded coffee is produced from high quality coffee beans that are deep roasted for full flavor using a slow roasting process that has been perfected utilizing our more than thirty years of experience in the coffee industry. In order to ensure freshness, our products are delivered to our customers within 72 hours of roasting. We believe that our long history has enabled us to develop a loyal customer base.

Geographic Expansion. In February 2004, we acquired certain assets of Premier Roasters, a roaster-dealer located in La Junta, Colorado, for $825,000. The assets purchased by us include all of the operating equipment located at Premier Roasters’ La Junta and Rocky Ford, Colorado locations, as well as all labels for all of Premier Roasters’ coffee products. In connection with the acquisition of these assets, we reached an agreement with the City of La Junta, Colorado on a 20-year lease for a 50,000 square foot facility in La Junta. We are using the assets that we purchased to expand our integrated wholesale coffee roaster and dealer operations in the Western United States. In connection with this transaction, we also entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in connection with the production, manufacture and sale of ground coffee for distribution to retail customers in the United States and certain other countries approved by Del Monte Corporation.

Financial Highlights.

•	Net sales and net income increased 27% and 169%, respectively, for the six months ended April 30, 2004 compared to the six months ended April 30, 2003, from approximately $9,570,000 and $274,000, respectively, to approximately $12,180,000 and $738,000, respectively;

•	We increased our overall annual coffee poundage volume from 13 million pounds in 1998 to 17.4 million pounds in 2003;

•	Café Caribe sales have increased 16% for the six months ended April 30, 2004 compared to the six months ended April 30, 2003, based on International Research Incorporated data;

•	We continued to be profitable through varying cycles of the coffee commodity market. From fiscal years 2001 to 2003, when coffee commodity prices were trading at 30-year lows, our net income was approximately $518,000, $755,000, and $622,000, respectively; and

•	Since 1998, we increased the number of our specialty green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers, by 70% from 150 to 255.

Our Competitive Strengths

To achieve our growth objectives described below, we intend to leverage the following competitive strengths:

Strong Distribution with Capacity For Growth. Since 1991, we have been able to expand our distribution to a national platform while operating from only our East Coast location. We have recently made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh coffee products throughout the United States. We believe that our new La Junta, Colorado facility will allow us to continue to grow our business by further increasing our presence in the Western United States. By operating out of two facilities, we have gained new economies of scale in both manufacturing and logistical efficiencies and are confident that we can compete aggressively throughout the United States.

Positioned to Profitably Grow Through Varying Cycles of the Coffee Market. We believe that we are one of the few coffee companies to offer a broad array of branded and private label roasted ground coffees and wholesale green coffee across the spectrum of consumer tastes, preferences and price points. While many of our competitors engage in distinct segments of the coffee business, we sell products in each of the following areas:

•	Retail branded coffee;
•	Retail private label coffee;
•	Wholesale specialty green and whole bean coffees;
•	Food service;
•	Instant coffees; and
•	Niche products.

Our branded and private label roasted ground coffees are sold predominantly at competitive and value price levels while some of our other branded and specialty gourmet coffees are sold predominantly at the premium price levels. Because of this diversification, we believe that our profitability is not dependent on any one area of the coffee industry and, therefore, is less sensitive than our competition to potential coffee commodity price and overall economic volatility.

Strong Wholesale Green Coffee Market Presence. As one of the largest roaster/dealers of green coffee, we are favorably positioned to increase our specialty coffee sales. Since 1998, we increased the number of our wholesale green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers, by 69% from 150 to 255. We are a charter member of the Specialty Coffee Association of America and one of the largest distributors of Swiss water processed decaffeinated coffees along the East Coast. In addition, we have a 13-year relationship with our largest wholesale green coffee customer, Green Mountain Coffee Roasters (Nasdaq: GMCR). Our 30-plus years of experience as a roaster and dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. The assistance we provide to our customers includes training, coffee blending and market identification. We believe that our relationships with wholesale green coffee customers and our focus on selling green coffee as a wholesaler has enabled us to participate in the growth of the specialty coffee market while mitigating the risks associated with the competitive retail specialty coffee environment.

Diverse Portfolio of Differentiated Branded Coffees. Currently, our highest net profit margin is on our branded coffees. We have amassed a portfolio of five proprietary name brands sold to supermarkets, wholesalers and individually-owned stores in the United States, including brands for specialty espresso, Latin espresso, Italian espresso, 100% Colombian coffee and blended coffee. In addition, we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution to retail customers. We plan to broaden our customer base and increase penetration with existing customers by expanding the S&W label from a well-known brand on the West Coast to a well-known brand throughout the United States. Our existing portfolio of differentiated brands combined with our management expertise serve as a platform to add additional name brands through acquisition or licensing agreements which target product niches and segments that do not compete with our existing brands. In addition, we have added a group of third-party marketing specialists to help grow our branded coffee sales. These specialists have redesigned our packaging and labels and have assisted in extending our product lines to include instant cappuccinos, large can coffees and trial-sized mini-brick packages.

Management Possesses Approximately 100 Years of Industry Experience. We have been a family operated business for three generations. Throughout this time, we have remained profitable through varying cycles in the coffee industry and the economy. Our management team has nearly 100 years combined experience in the coffee business. Sterling Gordon has over 50 years of experience in the coffee business during which time he has developed a reputation in the industry as an expert in coffee blending and quality. Andrew Gordon and David Gordon have worked with Coffee Holding for 21 and 23 years, respectively. David Gordon is an original member of the Specialty Coffee Association of America. Andrew Gordon publishes a weekly report on the coffee commodity industry and is perceived by many of his peers and customers as a coffee market expert. Our employees and management are dedicated to our vision and mission, which is to produce high quality products, as well as to provide quality and responsive service to our customers.

Our Growth Strategy

We believe that significant growth opportunities exist by selectively pursuing strategic acquisitions and alliances, targeting the rapidly growing Hispanic market, increasing penetration with existing customers by adding new products, and developing our food service business. By capitalizing on these growth opportunities, we hope to continue to grow our business with our commitment to quality and personalized service to our customers. We do not intend to compete on price alone nor do we intend to expand sales at the expense of profitability.

Selectively Pursue Strategic Acquisitions and Alliances. We intend to expand our operations by acquiring coffee companies, seeking strategic alliances and acquiring or licensing brands which complement our business objectives. Consistent with this strategy, in February 2004, we acquired certain assets of Premier Roasters and we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. We are using the assets we purchased from Premier Roasters and our new facility in La Junta, Colorado to expand our private label coffee and branded coffee operations in the Western United States. Our Western United States presence recently enabled us to win a competitive bidding process to be the exclusive supplier of ground roast private label coffee for four West Coast divisions of Albertson’s, Inc., the second largest food and drug retailer in the United States. We intend to further expand the market presence of our branded products outside our primary Northeastern United States market through other acquisitions and strategic alliances.

Grow Our Café Caribe Product. Hispanic consumers drink four times more coffee per capita than other coffee drinking Americans, according to the Strategy Research Corporation 2000 U.S. Hispanic Market Study. The Hispanic population in the United States is growing at nine times the average rate and now represents the largest minority demographic in the United States, according to 2000 census data. We believe there is significant opportunity for our Café Caribe brand to gain market share among Hispanic consumers in the United States. Café Caribe is a specialty espresso coffee popular with Hispanic consumers. Although Café Caribe has historically been our leading brand by revenue, we have not implemented a comprehensive marketing program that targets Hispanic consumers. We estimate that Café Caribe has a market share of approximately 6% of this segment. We intend to use a portion of the proceeds of this offering to increase the sales of this brand and other espresso-based products by developing a comprehensive sales and marketing program aimed at Hispanic consumers throughout the United States, particularly in Florida where we believe there is a significant opportunity to capture additional market share.

Further Market Penetration of Our Niche Products. We intend to capture additional market share through our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including:

•	Specialty blends;

•	Private label “value” blends and trial-sized mini-brick packages;

•	Specialty instant coffees;

•	Instant cappuccinos and hot chocolates; and

•	Tea line products.

We recently established relationships with additional independent sales brokers to market our products on a national scale.

Develop Our Food Service Business. We plan to expand further into the food service business by developing new distribution channels for our products. Currently, we have a limited presence in the food service market. We have commenced marketing our upscale restaurant and Colombian coffee brands to hotels, restaurants, office coffee services companies and other food service retailers. In addition, we have expanded our food service offerings to include instant cappuccinos, tea products and an equipment program for our customers. We attend at least ten annual trade shows held by various buying groups which provide us a national audience to market our food service products. We intend to use a portion of the proceeds of this offering to grow our food service distribution both organically and through acquisitions.

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Principal Executive Office

Our address is 4401 First Avenue, Brooklyn, New York 11232-0005. Our telephone number is 718-832-0800. We maintain a website at www.coffeeholding.com. Information contained on our website does not constitute part of this prospectus.

We were originally incorporated in New York in 1971. Pursuant to an Agreement and Plan of Merger between us and Transpacific International Group Corp., we merged with and into Transpacific International Group Corp. in February, 1998, with Transpacific being the surviving corporation. After the merger, Transpacific changed its name to Coffee Holding Co., Inc.

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The Offering

Common stock offered	1,600,000 shares

Common stock outstanding after the offering(1)	5,599,650 shares

Use of proceeds	We intend to use the proceeds of this offering to repay approximately $2.8 million in indebtedness, to increase our sales and marketing efforts, and for general corporate purposes. As strategic opportunities arise, we may use the proceeds of this offering to fund acquisitions, licensing and other strategic alliances. See “Use of Proceeds.”

Proposed American Stock Exchange symbol	Currently, no public market for our common stock exists. We have applied to have our common stock listed on the American Stock Exchange under the symbol “JVA.”

Risk factors	The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities will experience immediate and substantial dilution and should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 10.

(1)	This number does not include 800,000 shares reserved for issuance upon exercise of options eligible for grant under the Coffee Holding Co., Inc. 1998 Stock Option Plan, for which no options have yet been granted, or 160,000 shares of our common stock underlying warrants to be issued to the underwriter.

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Summary Financial Information

The summary financial data for the fiscal years ended October 31, 2003, 2002 and 2001 was derived from our financial statements that have been audited by Lazar Levine & Felix LLP for the respective periods. The information for the six months ended April 30, 2004 and 2003 was derived from unaudited financial data but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. The summary financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes appearing in this prospectus beginning on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our financial statements for the years ended October 31, 2003 and 2002 and for the six months ended April 30, 2004 and 2003.

	For the Year Ended			For the Six Months Ended

	October 31, 2003	October 31, 2002	October 31, 2001	April 30, 2004	April 30, 2003

	(Dollars in thousands, except per share data)
Income Statement Data:
Net sales	$20,240	$17,433	$20,327	$12,181	$9,574
Cost of sales	15,373	12,453	16,065	8,471	7,294

Gross profit	4,867	4,980	4,262	3,710	2,280
Operating expenses	3,993	3,505	3,162	2,302	1,716

Income from operations	874	1,475	1,100	1,408	564
Other income (expense)	(136)	(162)	(269)	(75)	(68)

Income before income taxes	738	1,313	831	1,333	496
Provision for income taxes	116	558	313	595	222

Net income	$622	$755	$518	$738	$274

Net income per share – basic and diluted	$.16	$.19	$.13	$.18	$.07
Book value per share	$.53	$.37	$.19	$.71	$.44

	At October 31,			At April 30, 2004

	2003	2002	2001	Actual	As Adjusted(1)

	(Dollars in thousands)
Balance Sheet Data:
Total assets	$7,035	$6,042	$5,713	$7,749	$12,310
Short-term debt	$2,076	$2,483	$2,090	$4,605	$2,060
Long-term debt	$2,839	$2,061	$2,880	$285	$52
Total liabilities	$4,915	$4,544	$4,970	$4,890	$2,112
Shareholders’ equity	$2,120	$1,498	$743	$2,858	$10,198

(1)	Adjusted to give effect to the receipt and application of the net proceeds of approximately $7,340,000 from the sale of common shares offered by this prospectus at an assumed initial public offering price of $5.50 per share.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. Forward-looking statements represent our management’s judgment regarding future events. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy, products, products under development, markets, budgets, plans, or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under “Risk Factors” set forth below.

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RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. The risks described below are not the only ones we face and there may be additional risks and uncertainties. These risks could have a material adverse effect on our business, financial condition and results of operations and the value of our common stock.

Risk Factors Affecting Our Company

Because our business is highly dependent upon a single commodity, coffee, if the demand for coffee decreases, our business could suffer.

Our business is centered on essentially one commodity: coffee. Our operations have primarily focused on the following areas of the coffee industry:

•	the roasting, blending, packaging and distribution of private label coffee;

•	the roasting, blending, packaging and distribution of proprietary branded coffee; and

•	the sale of wholesale specialty green coffee.

Demand for our products is affected by:

•	consumer tastes and preferences;

•	national, regional and local economic conditions;

•	demographic trends; and

•	the type, number and location of competing products.

Because we rely on a single commodity, any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and could materially adversely affect our revenues and operating results.

We may not be successful in the implementation of our business strategy or our business strategy may not be successful; either of which will impede our growth and operating results.

Our business strategy emphasizes, among other things, geographic expansion of our branded and private label products as opportunities arise. We do not know whether we will be able to implement successfully this portion of our business strategy or whether this portion of our business strategy will be successful. Our ability to implement this business strategy is dependent on our ability to:

•	market our products on a national scale;

•	increase our brand recognition on a national scale;

•	enter into distribution and other strategic arrangements with third party retailers; and

•	manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our distribution channels.

Our operating results and financial condition may be adversely affected if we fail to successfully implement our business strategy or if our business strategy ultimately proves unsuccessful. In addition, our expenses could increase and our profits could decrease as we implement our growth strategy.

We may not be able to successfully implement our strategy of growth through selective acquisitions, licensing arrangements and other strategic alliances.

Our strategy of growth through the selective acquisition of coffee companies, the selective acquisition or licensing of additional coffee brands and other strategic alliances presents risks that could materially adversely affect our operating results and financial condition, including:

•	the diversion of our management’s attention;

•	our ability to successfully integrate the operations of any acquired coffee companies with our operations;

•	our ability to successfully integrate additional coffee brands with our existing coffee brands;

•	the contingent risks associated with the past operations of, and other unanticipated problems arising in, any acquired coffee company; and

•	increased competition for acquisition, licensing and other business opportunities in the coffee market.

We cannot predict whether:

•	we will be able to acquire additional coffee companies, acquire or license additional coffee brands or enter into strategic alliances with corporate partners, in any such case, on terms favorable to us or at all;

•	we will be able to successfully integrate any acquired coffee companies or new coffee brands into our existing business;

•	we will be able to realize any anticipated benefits of the acquisition of any additional coffee companies, the acquisition or licensing of any additional brands or the execution of any strategic alliances or other business ventures;

•	any strategic corporate partner will perform its obligations pursuant to any strategic alliance; and

•	there will be substantial unanticipated costs associated with such acquisitions, licensing arrangements or strategic alliances.

In addition, any such acquisitions, licensing arrangements or strategic alliances may result in:

•	potentially dilutive issuances of our equity securities; and

•	the incurrence of additional debt.

As has been our practice in the past, we will continuously evaluate any such acquisitions, licensing opportunities or strategic alliances. However, we have not reached any agreement or arrangement with respect to any such acquisition, licensing opportunity or strategic alliance as of the date of this prospectus and we may not be able to consummate any acquisitions, licensing arrangements or strategic alliances on terms favorable to us or at all. The failure to consummate any such acquisitions, licensing arrangements or strategic alliances may reduce our growth and expansion.

The loss of any of our key customers could negatively affect our revenues and decrease our earnings.

We are highly dependant upon sales of our private label and branded coffee to two wholesalers, Supervalu and Topco/Shurfine, and upon sales of wholesale green coffee to one customer, Green Mountain Coffee Roasters. Sales to Supervalu, Topco/Shurfine, and Green Mountain Coffee Roasters accounted for approximately 16.1%, 7.5%, and 15.6% of our net sales for the fiscal year ended October 31, 2003 and 10.7%, 6.2%, and 22.6% for the six months ended April 30, 2004, respectively. Although no other customer accounted for greater than 5% of our consolidated net revenues during these periods, other customers may account for more than 5% of our consolidated net revenues in future periods. The loss of, or reduction in sales to, customers such as Supervalu, Topco/Shurfine, Green Mountain Coffee Roasters or any of our other customers to which we sell a significant amount of our products or any material adverse change in the financial condition of such customers would negatively affect our revenues and decrease our earnings.

If we lose our key personnel, including Andrew Gordon and David Gordon, we may not be able to replace them with highly experienced personnel.

Our success depends to a large degree upon the services of Andrew Gordon, our President, Chief Executive Officer and Treasurer, David Gordon, our Executive Vice President-Operations and Secretary, and certain other key employees. We also depend to a large degree on the expertise of our coffee roasters. Our ability to source and purchase a sufficient supply of high quality coffee beans and to roast coffee beans consistent with our quality standards could suffer if we lose the services of any of these individuals. As a result, our business and operating results would be adversely affected. We cannot assure you that we would be successful in obtaining and retaining a replacement for either Andrew Gordon or David Gordon, or any of our other key employees. In addition, we do not have key-man insurance on the lives of Andrew Gordon or David Gordon.

If our hedging policy is not effective in controlling our coffee costs and maintaining an adequate supply of green coffee, our coffee costs may increase and our profitability may suffer.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used short-term coffee futures and options contracts primarily for the purpose of partially hedging and minimizing the effects of changing green coffee prices and to reduce our cost of sales. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms, generally three to six months, primarily for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on futures contracts are accounted for in cost of sales. Gains on futures contracts reduce cost of sales and losses on futures contracts increase cost of sales. Gains on futures contracts were $868,669 and $778,410 for the years ended October 31, 2003 and 2002, respectively, and were $1,158,167 for the six months ended April 30, 2004. Although the use of these derivative financial instruments has enabled us to mitigate the effect of changing prices, no strategy is effective to eliminate the pricing risks and we generally remain exposed to loss when prices decline significantly in a short period of time, and we generally remain exposed to supply risk in the event of non-performance by the counter-parties to any futures contracts. Although we generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits, we cannot predict whether we will be able to pass price increases through to our customers in the future. We cannot assure you that our hedging strategy and the hedges that we enter into will adequately offset the risks of coffee bean price volatility or that our hedges will not result in losses. Failure to properly design and implement an effective hedging strategy may materially adversely affect our business and operating results. In this case, our costs of sales may increase, resulting in a decrease in profitability.

If we fail to continue to promote and enhance our brands, the value of our brands could decrease and adversely affect our revenues.

We believe that promoting and enhancing our brands is critical to our success. We intend to increase our marketing expenditures to increase awareness of our brands, which we expect will create and maintain brand loyalty. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase awareness of our brands or protect the value of our brands. If we are unable to achieve these goals, our revenues and ability to implement our business strategy could be adversely affected.

Our success in promoting and enhancing our brands will also depend on our ability to provide customers with high quality products and service. Although we take measures to ensure that we sell only fresh roasted coffee, we have no control over our coffee products once they are purchased by our wholesale customers. Accordingly, wholesale customers may store our coffee for longer periods of time or resell our coffee without our consent, in each case, potentially affecting the quality of the coffee prepared from our products. Although we believe we are less susceptible to quality control problems than many of our competitors because a majority of our products are sold in cans or brick packs unlike whole bean coffees, if consumers do not perceive our products and service to be of high quality, then the value of our brands may be diminished and, consequently, our operating results and ability to implement our business strategy may be adversely affected.

Our roasting methods are not proprietary, so competitors may be able to duplicate them, which could harm our competitive position.

We consider our roasting methods essential to the flavor and richness of our roasted coffee and, therefore, essential to our brands of coffee. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods if such methods become known. If our competitors copy our roasting methods, the value of our coffee brands may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

Our operating results may fluctuate significantly which may cause fluctuation in our stock price.

Our operating results may fluctuate from quarter to quarter and year to year. These fluctuations could be caused by a number of factors including:

•	fluctuations in purchase prices and supply of green coffee;

•	fluctuations in the selling prices of our products;

•	the level of marketing and pricing competition from existing or new competitors in the coffee industry;

•	our ability to retain existing customers and attract new customers; and

•	our ability to manage inventory and fulfillment operations and maintain gross margins.

As a result of the foregoing, period-to-period comparisons of our operating results may not necessarily be meaningful and those comparisons should not be relied upon as indicators of future performance. Fluctuations in operating results can have a negative impact on the value of our common stock.

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Since we rely heavily on common carriers to ship our coffee on a daily basis, any disruption in their services or increase in shipping costs could adversely affect our business and our relationship with our customers.

We rely on a number of common carriers to deliver coffee to our customers and to deliver coffee beans to us. We consider roasted coffee a perishable product and we rely on these common carriers to deliver fresh roasted coffee on a daily basis. We have no control over these common carriers and the services provided by them may be interrupted as a result of labor shortages, contract disputes and other factors. If we experience an interruption in these services, we may be unable to ship our coffee in a timely manner, which could reduce our revenues and adversely effect our relationship with our customers. In addition, a delay in shipping could require us to contract with alternative, and possibly more expensive, common carriers and could cause orders to be cancelled or receipt of goods to be refused. Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue and profits to suffer.

If we are unable to obtain additional financing, we may not be able to fund and grow our operations.

We anticipate, but cannot assure you, that we will be able to expand our operations and implement our growth strategy in fiscal 2004 through the proceeds of this offering, cash provided by operating activities and borrowings under the credit facility with Wells Fargo Business Credit. This expectation assumes that we will be able to generate a sufficient level of sales in order to increase income, eligible accounts receivable and inventory to permit advances under our line of credit facility. In the event our expectations are not fulfilled or that we are unable to generate sufficient amounts of cash to implement our growth strategy, we may be required to seek additional financing. We have no current arrangements for additional financing and there can be no assurance that additional financing will be available to us on commercially reasonable terms, or at all. If we are not successful in obtaining additional financing, we might not be able to implement our expansion plans.

We have indebtedness, which imposes restrictions on our operations and may limit our ability to raise additional capital or implement our business plan.

     As of April 30, 2004, we had indebtedness, including a revolving credit facility, secured by the assets of Coffee Holding, and a term loan, each with Wells Fargo Business Credit, of approximately $2.8 million. Although we intend to use approximately $2.8 million of the offering proceeds to repay indebtedness, after this offering, we may continue to have debt, the terms of which may:

•	require that a portion of our cash flow from operations be dedicated to servicing our debt;

•	limit our ability to obtain additional capital without the consent of the lender through financings, if available at all; and

•	potentially limit our flexibility to implement our business strategy or react to changes in our industry or economic conditions.

Our loan agreement with Wells Fargo Business Credit contains financial covenants that place restrictions on our operations, including:

•	limiting our ability to pay dividends or make other distributions to our stockholders and acquire or retire our common stock without the consent of the lender; and

•	prohibiting us from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of our assets without the consent of the lender.

These restrictions could adversely impact our ability to implement our business plan or raise additional capital, if needed.

Significant interruption in the operation of either of our facilities could significantly impair our ability to operate our business.

Even though we recently acquired a second coffee roasting and distribution facility, a significant interruption in the operation of either facility, whether as a result of a natural disaster or other causes, could significantly impair our ability to operate our business. Due to manufacturing and logistical efficiencies, our New York facility generally services customers in the Northeastern United States and the Midwest United States and our La Junta, Colorado facility services customers in the Western United States. If there was a significant interruption in the operation of either one of our facilities, we may not have the capacity to service all of our customers out of the lone operating facility and we may not be able to service our customers in a timely manner. As a result, our revenues and earnings would be materially adversely affected.

Compliance with government regulations applicable to us could have a material adverse affect on our business, financial condition and results of operations.

Our coffee roasting operations are subject to various governmental laws and regulations, and require us to obtain licenses relating to customs, health and safety, building and land use and environmental protection. If we encounter difficulties in obtaining any necessary licenses or complying with any of these laws and regulations, our results of operations and financial condition could be adversely affected.

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Risk Factors Relating to the Coffee Industry

Increases in the cost of high quality Arabica or Robusta coffee beans could reduce our gross margin and profit.

Coffee is a traded commodity and, in general, its price can fluctuate depending on:

•	weather patterns in coffee-producing countries;

•	economic and political conditions affecting coffee-producing countries, including acts of terrorism in such countries;

•	foreign currency fluctuations; and

•	trade regulations and restrictions between coffee-producing countries and the United States.

If the cost of wholesale green coffee increases due to any of these factors, our margins could decrease and our profitability could suffer accordingly. Although we have historically attempted to raise the selling prices of our products in response to increases in the price of wholesale green coffee, when wholesale green coffee prices increase rapidly or to significantly higher than normal levels, we are not always able to pass the price increases through to our customers on a timely basis, if at all, which adversely affects our operating margins and cash flow. We cannot assure you that we will be able to recover any future increases in the cost of wholesale green coffee. Even if we are able to recover future increases, our operating margins and results of operations may still be materially and adversely affected by time delays in the implementation of price increases.

Disruptions in the supply or increases in the cost of green coffee could adversely affect our business.

Green coffee is a commodity and its supply and price are subject to volatility beyond our control. Supply and price are affected by many factors in the coffee growing countries including weather, political and economic conditions, acts of terrorism, as well as efforts by coffee growers to expand or form cartels or associations. If our cost of green coffee increases, we may not be able to pass along those costs to our customers. The effect would have a negative impact on our margins and profitability. If we are unable to procure a sufficient supply of green coffee, our sales would suffer.

Some of the arabica coffee beans of the quality we purchase do not trade directly on the commodity markets. Rather, we purchase the high end arabica coffee beans that we use on a negotiated basis. We depend on our relationships with coffee brokers, exporters and growers for the supply of our primary raw material, high quality Arabica coffee beans. If any of our relationships with coffee brokers, exporters or growers deteriorate, we may be unable to procure a sufficient quantity of high quality coffee beans at prices acceptable to us or at all. In such case, we may not be able to fulfill the demand of our existing customers, supply new retail stores or expand other channels of distribution. A raw material shortage could result in a deterioration of our relationship with our customers, decreased revenues or could impair our ability to expand our business.

The coffee industry is highly competitive and we may not have the resources to compete effectively.

The coffee markets in which we do business are highly competitive and competition in these markets is likely to become increasingly more intense due to the relatively low barriers to entry. The industry in which we compete is particularly sensitive to price pressure, as well as quality, reputation and viability for wholesale and brand loyalty for retail. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Our private label and branded coffee products compete with other manufacturers of private label coffee and branded coffees. These competitors, such as Kraft General Foods, Inc., The Kroger Co., The Procter & Gamble Company and Sara Lee Corporation, have much greater financial, marketing, distribution, management and other resources than we do for marketing, promotions and geographic and market expansion. In addition, there are a growing number of specialty coffee companies who provide specialty green coffee and roasted coffee for retail sale. There can be no assurance that we can compete successfully against existing and new competitors.

Adverse public or medical opinion about caffeine may harm our business.

Some of our coffee products contain caffeine and other active compounds, the health effects of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to an increased heart rate, restlessness and anxiety, depression, headaches, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profits.

Risk Factors Related to this Offering

We are controlled by members of the Gordon Family who have the ability to determine the election of our directors and the outcome of all other issues submitted to our stockholders.

Andrew Gordon and David Gordon, executive officers and directors of Coffee Holding, beneficially own approximately 31.0% of our outstanding shares of common stock. In addition, other members of the Gordon family beneficially own an additional 55.5% of the outstanding shares of common stock. After the offering, Andrew Gordon, David Gordon and other members of the Gordon family will beneficially own approximately 61.8% of our outstanding common stock and will be able to control the vote on all matters submitted to a vote of stockholders, including the election of directors, amendments to the Articles of Incorporation and Bylaws and approval of significant corporate transactions. This control could have the effect of discouraging, delaying or preventing a change in our control which other stockholders might consider favorable. This control could also have the effect of approving a change in our control on terms which other stockholders might consider unfavorable.

We intend to implement anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

We intend to amend our Articles of Incorporation to, among other things, include provisions which could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	establishing a classified board of directors requiring that members of the board be elected in different years;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and resist a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, provisions of the Nevada Revised Statutes and the terms of the employment agreements with our executive officers may discourage, delay or prevent a change in our control.

Sales of substantial amounts of our common stock may occur after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the completion of this offering (and excluding shares underlying the underwriter’s warrants), we will have 5,599,650 shares of common stock issued and outstanding (5,839,650 shares if the underwriter’s over-allotment option is exercised in full). Of those shares, the 1,600,000 sold in this offering (1,840,000 if the underwriter’s over-allotment option is exercised in full) and the 29,650 shares registered in the Rule 419 Offering will have been registered under the Securities Act of 1933, as amended, and may be resold without further registration and 3,970,000 shares are “restricted securities” and may not be sold unless the sale is registered under the Securities Act or pursuant to an exemption from registration under the Securities Act. All of these restricted securities (including 1,239,200 held by our officers and directors and an additional 2,220,200 shares owned by members of the Gordon family who are not our officers or directors) are eligible for sale under the exemption provided by Rule 144 of the Securities Act. Approximately 3,540,400 shares will be subject to lock-up agreements which prohibit the sale of the shares for nine months after this offering. However, it is possible that the underwriter could waive the nine-month lock-up period, if, for example, the underwriter determines that the market price of our common stock has reached a sufficiently stable point that it could bear the sale of shares subject to the lock-ups. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

There has been no prior market for our common stock.

Prior to the offering, there has been no public trading market for our common stock. Furthermore, given the minimal number of outstanding shares of common stock held by our non-affiliates, a liquid public market may not develop. We have applied for listing of our common stock on the American Stock Exchange under the symbol “JVA”.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or the control of any market maker or specialist. The number of active buyers and sellers of our common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares on short notice, and, therefore, you should not view our common stock as a short-term investment. We cannot assure that an active trading market for our securities will develop or be sustained, or at what price the securities will trade. In addition, even if these securities are listed and traded initially on the American Stock Exchange, we may fail to meet certain minimum standards for continued listing. In that event, our common stock could be delisted, and our common stock would no longer be listed, if we are unable to list our common stock on another trading market. This may make it extremely difficult to sell or trade our common stock.

The market price of our common stock may be volatile.

Publicly traded stocks have experienced substantial market price volatility. Those market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. The purchase price of our common stock in this offering has been determined by negotiations between us and the underwriter and does not necessarily bear any relationship to our book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of our common stock after this offering. After your shares begin trading, the trading price of your common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, investor perceptions of us and general industry and economic conditions. If market volatility continues, it may affect the price of your common stock.

Even if a market for our common stock does develop, there may be significant volatility in the market price due to many factors including:

•	Fluctuations in our results of operations;

•	Minimal public float and lack of liquidity;

•	Financial market and economic conditions;

•	Availability of a specialist for our common stock; and

•	Investor sentiment for coffee related companies.

In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

We will have discretion as to the use of the proceeds of this offering, which we may not use effectively.

We intend to use the proceeds of this offering to repay approximately $2.8 million in indebtedness, to increase our sales and marketing efforts and for general corporate purposes and as strategic opportunities arise, we may use the proceeds of this offering to fund acquisitions, licensing and other strategic alliances. We will have broad discretion in applying the remaining net proceeds of this offering and may use the proceeds in ways that are not optimal or with which the stockholders disagree. Accordingly, investors in this offering will be relying on management’s judgment with only limited information about our specific intentions regarding the use of proceeds.

You will incur immediate and substantial dilution.

You will experience an immediate and substantial dilution of $3.68 per share ($3.56 per share assuming exercise of the underwriter’s over-allotment option) in the net tangible book value per share of common stock based on an assumed initial public offering price of $5.50 per share. Accordingly, existing stockholders will benefit disproportionately from this offering. If we raise additional capital through the sale of equity, including preferred stock or convertible securities, your percentage of ownership will be diluted. You may also experience dilution if stock options or warrants to purchase our shares are exercised. As of the date of this prospectus, we had reserved 800,000 shares of our common stock for issuance under our 1998 Stock Option Plan and 160,000 shares of our common stock for issuance upon the exercise of warrants to be issued to the underwriter at the completion of this offering. No other options or warrants had been granted or exercised as of the date of this prospectus.

There are risks associated with our underwriter’s lack of experience in public offerings.

Although certain principals of Maxim Group LLC have extensive experience in the securities industry, Maxim Group was formed less than two years ago and thus has limited experience acting as an underwriter in public offerings. This lack of operating history may have an adverse effect on this offering.

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If our common stock is deemed to be a “penny stock,” it may be subject to special requirements or conditions that could make it more difficult for you to sell your stock. This could cause our stock price to decline.

If the trading price of our common stock drops below $5.00 per share and our common stock ceases to be listed on the American Stock Exchange or other comparable national exchange, our common stock may be deemed to be “penny stock.” Penny stocks are stocks:

•	With a price of less than $5.00 per share;

•	Not traded on a “recognized” national exchange;

•	Whose prices are not quoted on the Nasdaq automated quotation system; or

•	In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the offering will be approximately $7.3 million, or $8.5 million if the underwriter exercises its over-allotment option in full, assuming an initial public offering price of $5.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with other available funds, to increase our sales and marketing efforts, to repay approximately $2.8 million in indebtedness and for general corporate purposes. Although we have no present plans or intentions, as strategic opportunities arise, we may use the proceeds of this offering to fund acquisitions, licensing and other strategic alliances.

The $2.8 million indebtedness that we intend to repay using proceeds of this offering includes outstanding balances on our revolving line of credit, term loan and capital lease. Our credit facility with Wells Fargo Business Credit provides for a revolving line of credit of up to $5,000,000 based on eligible trade accounts receivable and inventories and a term loan of up to $750,000 based on eligible equipment through November 20, 2004. Interest on the line of credit is payable monthly at the prime rate plus .25% (an effective rate of 4.25% at April 30, 2004) and interest on the term loan is payable monthly at the prime rate plus .50% (an effective rate of 4.50% at April 30, 2004). Principal payments on the term loan are payable in monthly installments of $7,000. We also lease machinery and equipment under a capital lease which expires in July 2005. The interest rate on the capital lease is 8-1/3% per annum. The outstanding balance on the capital lease was $158,236 at April 30, 2004.

Pending such uses, we intend to invest the net proceeds in direct and guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

Since we cannot specify with certainty the precise manner in which the net proceeds will be allocated, our management will have broad discretion in the application of the net proceeds.

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DILUTION

     Our net tangible book value at April 30, 2004 was approximately $2,858,000 or $0.71 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the sale of our common stock at an assumed initial public offering price of $5.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our, as adjusted net tangible book value at April 30, 2004 would have been approximately $10,198,000, or $1.82 per share ($11,347,000 or $1.94 per share assuming exercise of the underwriter’s over-allotment option) of common stock. This represents an immediate increase in the net tangible book value of $1.11 per share ($1.23 per share assuming exercise of the underwriter’s over-allotment option) to existing stockholders and an immediate dilution of $3.68 per share ($3.56 per share assuming exercise of the underwriter’s over-allotment option) to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share (1)		$5.50
Net tangible book value per share at April 30, 2004	$0.71
Increase per share attributable to new investors	$1.11

As adjusted net tangible book value per share after the offering(2)		1.82

Dilution per share to new investors		$3.68

____________________
(1)	Before deduction of underwriting discounts and commissions and estimated expenses of the offering.
(2)	After deduction of underwriting discounts and commissions and estimated expenses of the offering.

The following table summarizes, on an as-adjusted basis, after giving effect to this offering (assuming no exercise of the underwriter’s over-allotment option), the number of shares purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors at an assumed initial public offering price of $5.50 per share:

	Shares Purchased		Total Consideration		Average Price Per Share

	Number	Percent	Amount	Percent

Existing stockholders	3,999,650	71.4%	$871,887	9.0%	$.22
New investors	1,600,000	28.6%	8,800,000	91.0%	$5.50

Total	5,599,650	100.0%	$9,671,887	100.0%

In addition, 800,000 shares of our common stock have been reserved for future issuance upon exercise of options to be granted pursuant to our 1998 Stock Option Plan and 160,000 shares of our common stock have been reserved for future issuance upon exercise of warrants to be granted to the underwriter upon completion of this offering. The issuance of such shares of our common stock may result in further dilution to new investors.

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CAPITALIZATION

     The following table sets forth our capitalization as of April 30, 2004, on an actual basis and as adjusted to reflect the completion of this offering and the sale of 1,600,000 shares of common stock at an assumed initial public offering price of $5.50 per share, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. The share information in this table is based on our shares of common stock outstanding as of April 30, 2004. This table does not include 800,000 shares of our common stock reserved for future issuance under our 1998 Stock Option Plan and 160,000 shares of our common stock reserved for future issuance upon exercise of warrants to be granted to the underwriter in connection with this offering.

	At April 30, 2004

	(In Thousands)
	Actual		As Adjusted (1)

Long term debt	$285	(2)	$52

Stockholders’ equity:
Preferred stock, $.001 per value, 10,000,000 shares authorized, no shares issued or outstanding	—		—
Common stock, $.001 par value, 30,000,000 shares authorized, 3,999,650 shares issued and outstanding actual, and 5,599,650 shares issued and outstanding as adjusted(3)	4		6
Additional paid-in capital	868		8,206
Retained earnings	1,986		1,986

Total stockholders’ equity	2,858		10,198

Total capitalization	$3,143		$10,250

(1)	Reflects completion of this offering, the sale of 1,600,000 shares of common stock and the application of the net proceeds from this offering after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	Includes $210,000 outstanding on the term loan with Wells Fargo Business Credit and $23,350 outstanding on the capital lease with HSBC Business Credit (USA), Inc.
(3)	Does not include 800,000 shares of common stock reserved for issuance upon exercise of stock options and 160,000 shares of our common stock reserved for future issuance upon exercise of warrants to be granted to the underwriter upon completion of this offering. Assumes no exercise of the underwriter’s over-allotment option.

DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. Under the current terms of our credit facility with Wells Fargo Business Credit, we are prohibited from paying cash dividends without the lender’s written consent. The payment of dividends in the future will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. We cannot guarantee that we will pay dividends or, if we pay dividends, the amount or frequency of these dividends.

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SELECTED FINANCIAL INFORMATION

The selected financial data for the fiscal years ended October 31, 2003, 2002 and 2001 were derived from our fiscal financial statements audited by Lazar Levine & Felix LLP for the respective periods. The information for the six months ended April 30, 2004 and 2003 was derived from unaudited financial data but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for such periods. The selected financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes appearing in this prospectus on page F-1. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our financial statements for the years ended October 31, 2003 and 2002 for the six months ended April 30, 2004 and 2003.

	For the Year Ended			For the Six Months Ended

	October 31, 2003	October 31, 2002	October 31, 2001	April 30, 2004	April 30, 2003

	(Dollars in thousands, except per share data)
Income Statement Data:
Net sales	$20,240	$17,433	$20,327	$12,181	$9,574
Cost of sales	15,373	12,453	16,065	8,471	7,294

Gross profit	4,867	4,980	4,262	3,710	2,280
Operating expenses	3,993	3,505	3,162	2,302	1,716

Income from operations	874	1,475	1,100	1,408	564
Other income (expense)	(136)	(162)	(269)	(75)	(68)

Income before income taxes	738	1,313	831	1,333	496
Provision for income taxes	116	558	313	595	222

Net income	$622	$755	$518	$738	$274

Net income per share – basic and diluted	$.16	$.19	$.13	$.18	$.07
Book value per share	$.53	$.37	$.19	$.71	$.44

	At October 31,			At April 30, 2004

	2003	2002	2001	Actual	As Adjusted(1)

	(Dollars in thousands)
Balance Sheet Data:
Total assets	$7,035	$6,042	$5,713	$7,749	$12,310
Short-term debt	$2,076	$2,483	$2,090	$4,605	$2,060
Long-term debt	$2,839	$2,061	$2,880	$285	$52
Total liabilities	$4,915	$4,544	$4,970	$4,890	$2,112
Stockholders’ equity	$2,120	$1,498	$743	$2,858	$10,198

(1)	Adjusted to give effect to the receipt and application of the net proceeds of approximately $7,340,000 from the sale of shares of common stock offered by this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. The following discussion should be read in conjunction with “Selected Financial Data” and our financial statements and the notes thereto included elsewhere in this prospectus.

Overview

We are a leading integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. As a result, we believe that we are well positioned to increase our profitability and endure potential coffee price volatility throughout varying cycles of the coffee market and economic conditions.

Our operations have primarily focused on the following areas of the coffee industry:

•	the sale of wholesale specialty green coffee;

•	the roasting, blending, packaging and sale of private label coffee; and

•	the roasting, blending, packaging and sale of our seven brands of coffee.

Our operating results are affected by a number of factors including:

•	the level of marketing and pricing competition from existing or new competitors in the coffee industry;

•	our ability to retain existing customers and attract new customers;

•	fluctuations in purchase prices and supply of green coffee and in the selling prices of our products; and

•	our ability to manage inventory and fulfillment operations and maintain gross margins.

Our net sales are driven primarily by the success of our sales and marketing efforts and our ability to retain existing customers and attract new customers. For this reason, we have made the strategic decision to invest in measures that will increase net sales. During the three months ended April 30, 2004, we acquired certain assets of Premier Roasters. See — Overview — Recent Developments.” We also hired a West Coast Brand Manager to market our S&W brand and to increase sales of S&W coffee to new customers and increased attendance at trade shows to promote our food service and private label coffee business. In the last twelve months, we also hired third party marketing specialists to increase the sale of our branded coffee through label redesigns and new distribution. As a result of these efforts, net sales increased in our specialty green coffee, private label and branded coffee business lines in both dollars and pounds sold. In addition, we increased the number of our customers in all three areas.

Our net sales are also affected by the price of green coffee. The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Because we generally have been able to pass green coffee price increases through to customers, increased prices of green coffee generally result in increased net sales. However, increased green coffee prices also generally result in increased cost of sales. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity.

Historically, we have used short-term coffee futures and options contracts primarily for the purpose of partially hedging and minimizing the effects of changing green coffee prices and to reduce our cost of sales. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms, generally three to six months, primarily for the purpose of guaranteeing an adequate supply of green coffee at favorable prices. Although the use of these derivative financial instruments has enabled us to mitigate the effect of changing prices, no strategy can entirely eliminate pricing risks and we generally remain exposed to loss when prices decline significantly in a short period of time, and we generally remain exposed to supply risk in the event of non-performance by the counter-parties to any futures contracts. If the hedges that we enter do not adequately offset the risks of coffee bean price volatility or our hedges will not result in losses, our cost of sales may increase, resulting in a decrease in profitability.

Recent Developments. In February 2004, we acquired certain assets of Premier Roasters, a roaster-dealer located in La Junta, Colorado, for $825,000. The assets purchased by us include all of the operating equipment located at Premier Roasters’ La Junta and Rocky Ford, Colorado locations, as well as all labels for all of Premier Roasters’ coffee products. In connection with the acquisition of these assets, we reached an agreement with the City of La Junta, Colorado on a 20-year lease for a 50,000 square foot facility in La Junta. We are using the assets that we purchased to expand our integrated wholesale coffee roaster and dealer operations to the Western United States. In connection with this transaction, we also entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks, including Premium, Premium Decaf, French Roast, Colombian, Colombian Decaf, Swiss Water Decaf, Kona, and Mellow'd Roast lines, in connection with the production, manufacture and sale of ground coffee for distribution to retail customers in the United States and certain other countries approved by Del Monte Corporation.

We believe that our new La Junta, Colorado facility will allow us to grow our business and increase sales to new and existing customers in the Western United States. By operating out of two facilities, we will now be able to compete aggressively throughout the United States as we have gained new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility. In addition, we intend to broaden our customer base and increase penetration with existing customers by expanding the S&W label from a well-known brand on the West coast to a well-known brand throughout the entire continental United States.

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Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventories, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, may be impacted significantly by judgment, assumptions and estimates used in the preparation of the financial statements:

•	We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured. We generally recognize revenue at the time of shipment. Sales are reflected net of discounts and returns.

•	Our allowance for doubtful accounts is maintained to provide for losses arising from customers’ inability to make required payments. If there is deterioration of our customers’ credit worthiness and/or there is an increase in the length of time that the receivables are past due greater than the historical assumptions used, additional allowances may be required.

•	Inventories are stated at cost (determined on an average cost basis). Based on our assumptions about future demand and market conditions, inventories are written-down to market value. If our assumptions about future demand change and/or actual market conditions are less favorable than those projected, additional write-downs of inventories may be required.

•	We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized.

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Comparison of Results of Operations

Six Months Ended April 30, 2004 Compared to the Six Months Ended April 30, 2003

Net Income. Net income increased $463,929, or 169.3%, to $738,003 or $.18 per share for the six months ended April 30, 2004 compared to $274,074 or $.07 per share for the six months ended April 30, 2003. The increase in net income primarily reflects increased net sales, increased margins on our branded coffee and private label coffee products and increased margins on specialty green coffee sales.

Net Sales. Net sales totaled $12,180,960 for the six months ended April 30, 2004, an increase of $2,607,204 or 27.2% from $9,573,756 for the six months ended April 30, 2003. The increase in net sales reflects initial sales under our license of the S&W brand which we signed in February 2004 and an increase in pounds sold in both private label coffee and branded coffees to existing customers. Sales of our Café Caribe brand, as measured by Information Resources Incorporated data, increased approximately 16.0% over the comparable 2003 period due in part to the efforts of our third party marketing specialists through label redesigns and new distribution. The increase in net sales also reflects increased sales of specialty green coffee. The number of our customers in the specialty green coffee area grew approximately 4.1% to 255 customers. These customers are predominately independent gourmet/specialty roasters, some of whom own their own retail outlets. Sales to new customers in this area historically start slowly because many of these companies are start up ventures. Because the specialty green coffee area is the fastest growing segment of the coffee market, we believe that our customer base and sales will grow in this area. The increase in the price of the underlying commodity (coffee) also contributed to the increase in net sales.

Cost of Sales. Cost of sales for the six months ended April 30, 2004 was $8,470,986 or 69.5% of net sales, as compared to $7,294,237 or 76.2% of net sales for the six months ended April 30, 2003. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity. The increase in cost of sales primarily was attributable to increased sales and the increase in green coffee purchase prices, partially offset by net gains on future contracts. As the price of coffee is cyclical and volatile and subject to many factors, including weather, politics and economics, we are unable to predict the purchase price of green coffee for fiscal 2004. We began to acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee at favorable prices beginning in the latter half of fiscal 2000 and continuing through fiscal 2004. As the price of specialty green coffee beans continued to increase, we used our favorable inventory position to increase our margins. We had net gains on futures contracts of $1,158,167 for the six months ended April 30, 2004 compared to $476,579 for the comparable period in 2003. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices, to increase our margins as coffee prices have increased and to be more competitive with our pricing.

Gross Profit. Gross profit for the six months ended April 30, 2004 was $3,709,974, an increase of $1,430,455 or 62.8%, from $2,279,519 for the six months ended April 30, 2003. Gross profit as a percentage of net sales increased by 6.7% to 30.5% for the six months ended April 30, 2004 from 23.8% for the same period in 2003. Our hedging activities, reduced pricing pressure from national brands and new business with favorable pricing terms allowed us to increase our margins as the price of green coffee has increased. As previously discussed, we believe that our favorable inventory position will allow us to increase our sales and ultimately our margins if coffee prices continue to rise.

Operating Expenses. Total operating expenses increased $585,485 or 34.1% to $2,301,678 for the six months ended April 30, 2004 from $1,716,193 for the same period in 2003 due to increases in selling and administrative expenses and officers’ salaries. Selling and administrative expenses increased $530,262 or 34.8% to $2,054,729 for the six months ended April 30, 2004 from $1,524,467 for the same period in 2003. The increase in selling and administrative expenses reflects several factors, including the increased costs of operating two facilities, increases in sales commissions, travel expenses and shipping charges, and increased professional fees associated with the acquisition of assets from Premier Roasters.

We acquired certain assets of Premier Roasters and entered into a lease to operate from our new La Junta facility in February 2004. Prior to commencing operations in La Junta, we incurred expenses associated with repairing and maintaining equipment located at the facility so that such equipment could meet our need and our roasting and blending requirements. We also incurred expenses associated with the hiring of 25 new employees at the facility. In addition, because many S&W brand customers had previously placed orders with Premier Roasters, they initially did not require additional inventory to be shipped. As a result, sales out of our La Junta facility were slower than expected. However, in April 2004, these customers began to replace their existing inventories of S&W brand products, resulting in increased sales. Although we will continue to incur increased operating expenses from operating out of two facilities, we expect to gain new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility. We believe that this will allow us to compete aggressively throughout the United States.

The increase in commissions and travel expenses reflects the hiring of a West Coast Brand Manager to market our S&W brand as well as increases in sales of S&W coffee to new customers. We also increased attendance at trade shows to promote our food service and private label coffee business which contributed to our increased travel expenses. The increase in shipping expenses reflects the increase in pounds of coffee sold, higher rates caused by increased fuel surcharges and gasoline prices, and the addition of new customers during the period. We believe that these changes reflect our strategic decision to invest in measures that will increase net sales on a present and future basis. Selling and administrative expenses, as a percentage of net sales, increased 0.9% from 15.9% for the six months ended April 30, 2003 to 16.8% for the six months ended April 30, 2004.

Officers’ salaries increased $55,223 to $246,949 for the six months ended April 30, 2004 from $191,726 for the six months ended April 30, 2003. The increase was due to salary increases for senior officers.

Interest Expense. Interest expense increased $9,114 or 12.6% from $72,482 for the six months ended April 30, 2003 to $81,596 for the six months ended April 30, 2004. The increase is attributable to the higher balance in outstanding borrowings under our credit facility for the six months ended April 30, 2004 compared to 2003 due to higher inventory levels necessitated by the operation of two facilities. Rates of interest on our outstanding borrowings are tied to the prime rate. See “—Liquidity and Capital Resources.”

Income Before Taxes. We had income of $1,333,203 before income taxes for the six months ended April 30, 2004 compared to income of $495,674 before income taxes for the six months ended April 30, 2003. The increase was attributable primarily to improved margins on the sale of our private label, branded and specialty green coffee products due to a favorable inventory position as coffee prices increased.

Income Taxes. Our provision for income taxes for the six months ended April 30, 2004 totaled $595,200 compared to $221,600 for the six months ended April 30, 2003 as a result of increased income before taxes.

Year Ended October 31, 2003 (Fiscal 2003) Compared to the Year Ended October 31, 2002 (Fiscal 2002)

Net Income. Net income decreased $133,293 to $622,082 or $.16 per share for the year ended October 31, 2003 from $755,375, or $.19 per share, for the year ended October 31, 2002. The decrease in net income primarily reflects the increase in operating expenses and the increase in cost of goods sold as we focused on increasing market share in order to capitalize on increased prices in the future.

Net Sales. Net sales totaled $20,239,867 for the year ended October 31, 2003, an increase of $2,807,125 or 16.1% from $17,432,742 for the year ended October 31, 2002. The increase in net sales reflected increases in the price of coffee and an increase in coffee pounds sold from 16.1 million pounds in 2002 to 17.4 million pounds in 2003. The increase in pounds of coffee sold was the result of increased sales of our private label coffees to current and new customers and a slight increase in the sales of our branded products. The number of our customers in the specialty green coffee area grew approximately 8.9% to 245 during the year ended October 31, 2003. These customers are predominately independent gourmet/specialty roasters, some of whom own their own retail outlets. Sales to new customers in this area historically start slowly because many of these companies are start-up ventures. Since management believes that the specialty green coffee area is the fastest growing segment of the coffee market, we believe that our customer base and sales will expand in this area. We also believe that historically low coffee prices will continue to encourage consumers to purchase higher quality specialty coffee relative to supermarket brands.

Our sales prices decreased steadily throughout fiscal 2002 due to the decline in the price of green coffee. Commencing in late 1998, the purchase price of green coffee began a decline that, with the exception of brief price surges, continued through August 2002. Declines in green coffee purchase prices eventually led to declines in selling prices. Sales prices of products which use commodity coffee react fairly quickly to changes in green coffee purchase prices. Specialty green coffee sales prices tend to react more slowly to changes in purchase prices because demand for specialty coffee is less price sensitive. We also experienced some pricing pressure in the private label area as national brands cut their prices in order to increase market share. The decrease in national brand prices made private label coffee less attractive to consumers compared to these national brands. However, the price of green coffee began to increase in the last two months of fiscal 2002 and we believe further increases are possible. If this does occur, national and regional brands will begin either decreasing their levels of promotion or initiating price increases to cover the added expense of higher priced green coffee. Based on this, we believe that pricing pressure will decrease in fiscal 2004, allowing for both an increase in private label sales and higher prices received for our products.

Cost of Sales. Cost of sales for the year ended October 31, 2003 was $15,373,127, or 76.0% of net sales, as compared to $12,452,713 or 71.4% of net sales for the year ended October 31, 2002. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity. The increase in cost of sales primarily was attributable to the increase in green coffee purchase prices during fiscal 2003. As the price of coffee is cyclical and volatile and subject to many factors, including weather, politics and economics, we are unable to predict the purchase price of green coffee for fiscal 2004. We began to acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee at favorable prices beginning in the latter half of fiscal 2000 and continuing through fiscal 2003. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices surge significantly in a short period of time and remain at higher levels, preventing us from obtaining inventory at favorable prices. We believe that our favorable inventory position will allow us to increase our sales and near term margins if coffee prices continue to rise.

Gross Profit. Our gross profit in fiscal 2003 was $4,866,740, a decrease of $113,289, or 2.3% from $4,980,029 for the year ended October 31, 2002. Gross profit as a percentage of net sales decreased by 4.6% to 24.0% in fiscal 2003 from 28.6% in fiscal 2002. Margins decreased primarily due to pricing pressure from national brands which caused us to increase marketing efforts to maintain sales.

Operating Expenses. Total operating expenses increased $487,561, or 13.9%, to $3,992,325 in fiscal 2003 from $3,504,764 in fiscal 2002 due to increases in selling and administrative expenses, including freight and officers’ salaries, partially offset by a decrease in professional fees. Officers’ salaries were $490,860 in fiscal 2003, an increase of $47,638 from $443,222 for the year ended October 31, 2002. Selling and administrative expenses increased $439,923 during the period. We expect advertising and promotional expenses to increase in the future as we continue to increase our participation in national and regional shows to promote our brands and our private label products. As a percentage of net sales, total operating expenses decreased 0.4% from 20.1% for the year ended October 31, 2002 to 19.7% for the year ended October 31, 2003. This change reflects the fact that selling and administrative expenses, in total, increased proportionate to the increase in sales.

Interest Expense. Interest expense decreased $34,071, or 18.9%, from $180,678 for the year ended October 31, 2002 to $146,607 for the year ended October 31, 2003. The decrease was attributable to a decline in the average borrowings outstanding on our line of credit with Wells Fargo Business Credit and on the term loan. The decrease is also attributable to lower interest rates on outstanding borrowings. Rates of interest on our outstanding borrowings are tied to the prime rate. As the prime rate declined from the prior period, the rate of interest payable on our outstanding borrowings also declined. See “—Liquidity and Capital Resources.”

Net Income Before Taxes. We had income before taxes of $738,448 in fiscal 2003 compared to income before taxes of $1,313,095 in fiscal 2002. The decrease was primarily attributable to the increase in operating expenses and the increase in cost of goods sold as we focused on increasing market share in order to capitalize on increased prices in the future.

Income Taxes. Our provision for income taxes for the year ended October 31, 2003 totaled $116,366 compared to $557,720 for the year ended October 31, 2002. The decrease was primarily attributable to the decrease in income before taxes for the 2003 fiscal year.

Liquidity and Capital Resources

     As of April 30, 2004, we had working capital of $933,802 which represented a $2,429,394 decrease from our working capital of $3,363,196 as of October 31, 2003, and total stockholders’ equity of $2,858,482, which increased by $738,003 from our total stockholders’ equity of $2,120,479 as of October 31, 2003. Our working capital decreased primarily due to the recategorization of the outstanding balance under our line of credit to short-term liabilities (liabilities due and payable in less than one year). The outstanding balance under the line of credit was classified as short-term debt in our April 30, 2004 balance sheet since the agreement expires in November 2004, but was classified as long-term debt in our October 31, 2003 balance sheet. At April 30, 2004, the outstanding balance on our line of credit was $2,326,406 compared to $2,376,066 at October 31, 2003. This decrease in working capital was partially offset by a $642,493 increase in inventories at April 30, 2004 compared to October 31, 2003.

     We have a credit facility with Wells Fargo Business Credit. The credit facility provides for a revolving line of credit of up to $5,000,000 based on eligible trade accounts receivable and inventories and a term loan of up to $750,000 based on eligible equipment. The line of credit provides for borrowings of up to 85% of our eligible trade accounts receivable and 60% of eligible inventories. On October 1, 2002, we extended our credit facility for an additional two years to November 20, 2004 at lower interest rates. Interest on the line of credit is payable monthly at the prime rate plus .25% (an effective rate of 4.25% at April 30, 2004) and interest on the term loan is payable monthly at the prime rate plus .50% (an effective rate of 4.50% at April 30, 2004). Principal payments on the term loan are payable in monthly installments of $7,000. Andrew Gordon and David Gordon, two of our directors and officers, each have guaranteed borrowings under the credit facility up to $500,000.

In addition, our credit facility with Wells Fargo Business Credit contains covenants that place restrictions on our operations. Among other things, these covenants: require that a portion of our cash flow from operations be dedicated to servicing our debt; limit our ability to obtain additional capital through financings without the consent of the lender; limit our ability to pay dividends or make other distributions to our stockholders and acquire or retire our common stock without the consent of the lender; and prohibit us from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of our assets without the consent of the lender. These restrictions could adversely impact our ability to implement our business plan, or raise additional capital, if needed. In addition, if we default under our existing credit facility or if our lender demands payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments. We are currently in compliance with all covenants contained in the credit facility. We intend to renegotiate the terms of our credit facility, including the covenants, prior to its expiration in November 2004.

As indicated above, as of April 30, 2004, the line of credit with Wells Fargo Business Credit had an outstanding balance of $2,326,406 as compared to an outstanding balance of $2,376,066 at October 31, 2003. The outstanding balance under the term loan was $294,000 as of April 30, 2004, and was $336,000 at October 31, 2003. We were in compliance with all required financial covenants at April 30, 2004.

We also lease machinery and equipment under a capital lease which expires in July 2005. The interest rate on the capital lease is 8-1/3% per annum. The outstanding balance on the capital lease was $158,236 at April 30, 2004 compared to $222,446 at October 31, 2003.

We had loans payable to our stockholders, all of whom are members of the Gordon family, of $79,646 at October 31, 2003. The loans were repaid during the quarter ended April 30, 2004. We do not intend to borrow additional amounts from our stockholders.

For the six months ended April 30, 2004, our operating activities provided net cash of $1,202,933 as compared to the six months ended April 30, 2003 when net cash used in operating activities was $342,628. The increased cash flow from operations for the six months ended April 30, 2004 was primarily due to increased net income and decreased accounts receivable and prepaid expenses, offset in part by increased inventory levels and income taxes payable.

For the six months ended April 30, 2004, our investing activities used net cash of $833,206 as compared to the six months ended April 30, 2003 when net cash used by investing activities was $109,535. The decreased cash flow from investing activities for the six months ended April 30, 2004 was primarily due to the purchase of property and equipment from Premier Roasters in February 2004.

For the six months ended April 30, 2004, our financing activities used net cash of $246,674 as compared to the six months ended April 30, 2003 when net cash provided by financing activities was $515,178. The decreased cash flow from financing activities was primarily due to net payments under our line of credit. Net payments on our line of credit increased $662,415 to net cash used of $91,660 for the six months ended April 30, 2004 compared to net cash provided of $570,755 for the six months ended April 30, 2003. In addition, we repaid $90,804 in loans to our stockholders during the six months ended April 30, 2004. We also lease machinery and equipment under a capital lease which expires in July 2005. The interest rate on the capital lease is 8-1/3% per annum. Management does not expect to incur other significant capital expenditures in fiscal 2004.

In February, 2004, we acquired certain assets of Premier Roasters for $825,000. In addition, we entered into an agreement with the City of La Junta, Colorado to lease a 50,000 square foot facility for $8,341 per month. We do not believe that the purchase price or costs associated with operating a second facility will have a material effect on our future cash flow or liquidity position. We believe that the costs associated with operating the second facility will be mitigated by the new economies of scale in both manufacturing and logistical efficiencies which were unavailable in the past while operating solely out of our New York facility and increased sales to new and existing customers in the Western United States.

We expect to fund our operations, including paying our liabilities, funding capital expenditures and making required payments on our debts, in fiscal 2004 through cash provided by operating activities and the net proceeds of this offering. We expect that we will generate sufficient cash in this offering and through our operations to continue our business for the next twelve months. In addition, an increase in eligible accounts receivable and inventory would permit us to make additional borrowings under our line of credit. We also believe we could, if necessary, obtain additional loans by mortgaging our headquarters.

Market Risks

Market risks relating to our operations result primarily from changes in interest rates and commodity prices as further described below.

Interest Rate Risks

We are subject to market risk from exposure to fluctuations in interest rates. At April 30, 2004, our debt consisted of $158,236 of fixed rate debt on the capital lease and $2,620,406 of variable rate debt under our revolving line of credit and term loan. At April 30, 2004, interest on the variable rate debt was payable primarily at 4.25% (or .25% above the prime rate) for the revolving line of credit and at 4.50% (or .50% above the prime rate) for the term loan. We do not expect changes in interest rates to have a material effect on results of operations or cash flows in fiscal 2004, although there can be no assurance that interest rates will not significantly change.

Commodity Price Risks

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used short-term coffee futures and options contracts primarily for the purpose of partially hedging and minimizing the effects of changing green coffee prices, as further explained in Note 2 of the notes to financial statements in this prospectus. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices decline significantly in a short period of time and remain at higher levels, preventing us from obtaining inventory at favorable prices. We generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits. However, we cannot predict whether we will be able to pass inventory price increases through to our customers in the future.

At April 30, 2004, we held 525 options (generally with terms of two months or less) covering an aggregate of 19,687,500 pounds of green coffee beans at a price of $.70 and $.725 per pound. The fair market value of these options, which was obtained from a major financial institution, was $291,094 at April 30, 2004.

We acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee. At April 30, 2004, we held four futures contracts for the purchase of 150,000 pounds of coffee at an average price of $.719 per pound for September 2004 contracts. The market price of coffee applicable to such contracts was $.714 per pound at that date.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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BUSINESS

General Overview

Products and Operations. We are a leading integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. As a result, we believe that we are well positioned to increase our profitability and endure potential coffee price volatility throughout varying cycles of the coffee market and economic conditions. Our core products can be divided into three categories:

•	Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•	Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee: coffee roasted and blended to our own specifications and packaged and sold under our seven brand names in different segments of the market.

Our private label and branded coffee products are sold throughout the United States and Canada to supermarkets, wholesalers, and individually owned and multi-unit retail customers. Our unprocessed green coffee, which includes over 70 types of coffee from all over the world, is sold to specialty gourmet roasters.

We conduct our operations in accordance with strict freshness and quality standards. All of our private label and branded coffee is produced from high quality coffee beans that are deep roasted for full flavor using a slow roasting process that has been perfected utilizing our more than thirty years of experience in the coffee industry. In order to ensure freshness, our products are delivered to our customers within 72 hours of roasting. We believe that our long history has enabled us to develop a loyal customer base.

Financial Highlights.

•	Net sales and net income increased 27% and 169%, respectively, for the six months ended April 30, 2004 compared to the six months ended April 30, 2003, from approximately $9,570,000 and $274,000, respectively, to approximately $12,180,000 and $738,000, respectively;

•	We increased our overall annual coffee poundage volume from 13 million pounds in 1998 to 17.4 million pounds in 2003;

•	Café Caribe sales have increased 16% for the six months ended April 30, 2004 compared to the six months ended April 30, 2003, based on International Research Incorporated data;

•	We continued to be profitable through varying cycles of the coffee commodity market. From fiscal years 2001 to 2003, when coffee commodity prices were trading at 30-year lows, our net income was approximately $518,000, $755,000, and $622,000, respectively; and

•	Since 1998, we increased the number of our specialty green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers, by 70% from 150 to 255.

Geographic Expansion. In February 2004, we acquired certain assets of Premier Roasters, a roaster-dealer located in La Junta, Colorado, for $825,000. The assets purchased by us include all of the operating equipment located at Premier Roasters’ La Junta and Rocky Ford, Colorado locations, as well as all labels for all of Premier Roasters’ coffee products. In connection with the acquisition of these assets, we reached an agreement with the City of La Junta, Colorado on a 20-year lease for a 50,000 square foot facility in La Junta. We are using the assets that we purchased to expand our integrated wholesale coffee roaster and dealer operations in the Western United States. In connection with this transaction, we also entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in connection with the production, manufacture and sale of ground coffee for distribution to retail customers in the United States and certain other countries approved by Del Monte Corporation.

Our Industries

The United States coffee market consists of two distinct product categories:

•	Commercial ground roast, mass-merchandised coffee; and

•	Specialty coffees, which include:

•	Gourmet coffees (premium grade Arabica coffees sold in whole bean and ground form);

•	Espresso-based beverages; and

•	Premium coffees (upscale coffees mass-marketed by the leading coffee companies).

Specialty Green Coffee. Specialty green coffee, or what is sometimes called gourmet coffee, is high quality Arabica bean coffee. The Arabica bean is widely considered in the industry to be superior to its counterpart, the Robusta bean, which is used mainly in non-specialty coffee. High quality Arabica beans usually grow at high elevations, absorb little moisture and mature slowly. These factors result in beans with a mild aroma and a bright, pleasing flavor that is suitable for specialty coffee.Although the overall coffee industry is mature, the specialty green coffee market continues to be a fast growing segment.

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     We have observed several industry trends that have contributed to the increase in demand for specialty coffee, including:

•	According to the National Coffee Association (“NCA”), the number of specialty coffee retail outlets grew from 500 units in 1991 to over 10,000 units in 2003;

•	Increasing demand for all premium food products, including specialty coffee, where the difference in price from the commercial brands is small compared to the perceived improvement in product quality and taste;

•	Greater consumer awareness of specialty coffee as a result of its increasing availability;

•	Ease of preparation of specialty coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and

•	The overall low price of Arabica coffee beans, which has allowed consumers to afford higher end specialty 100% Arabica coffees.

     Hispanic Coffee Market in the United States. Hispanics are now the fastest growing and largest minority demographic in the United States. Some attractive features about the Hispanic coffee market in the United States are:

•	Hispanic consumers drink four times more coffee per capita than other coffee drinking Americans, according to the Strategy Research Corporation 2000 U.S. Hispanic Market Study.

•	According to Information Resources Inc., Spanish espresso beverages’ total volume sales increased by 12% from April 2003 to April 2004.

•	According to the United States Census Bureau, Hispanic Americans are the largest minority group in the United States as of January 2003 with 37 million people residing throughout the United States.

•	According to Selig Center for Economics, the purchasing power of Hispanic consumers is expected to hit $925.1 billion by 2007.

     Coffee Commodity Market. Due to oversupply, in 2002 and 2003 coffee prices plummeted to 30-year lows. The price decrease was an 82 percent drop from four years earlier. In 2003, coffee-producing nations received approximately $5.5 billion for their beans, less than half what they made in the late 1980s. The oversupply has gone largely unnoticed in the United States, the world’s largest coffee consumer because Americans have not seen equally steep price declines for coffee products. Changes in prices have been obscured by the dramatic expansion in the variety of upscale coffees available to ordinary consumers. Selling for over $2.00 per cup in many gourmet shops, coffee has become an affordable luxury. In 2004, coffee production is expected to fall below demand for the first time in six years. The International Coffee Organization Global expects coffee production in the agricultural year ending 2004 to fall 15%. Consequently, for the first six months of 2004, coffee futures are at their highest prices in three years and many of the industry leaders have increased the prices of their retail coffee products.

Our Competitive Strengths

     To achieve our growth objectives described below, we intend to leverage the following competitive strengths:

     Strong Distribution with Capacity For Growth. Since 1991, we have been able to expand our distribution to a national platform while operating from only our East Coast location. We have recently made capital investments to improve our roasting, packaging and fulfillment infrastructure to support the production and distribution of large quantities of fresh coffee products throughout the United States. We believe that our new La Junta, Colorado facility will allow us to continue to grow our business by further increasing our presence in the Western United States. By operating out of two facilities, we have gained new economies of scale in both manufacturing and logistical efficiencies and are confident that we can compete aggressively throughout the United States.

     Positioned to Profitably Grow Through Varying Cycles of the Coffee Market. We believe that we are one of the few coffee companies to offer a broad array of branded and private label roasted ground coffees and wholesale green coffee across the spectrum of consumer tastes, preferences and price points. While many of our competitors engage in distinct segments of the coffee business, we sell products in each of the following areas:

•	Retail branded coffee;

•	Retail private label coffee;

•	Wholesale specialty green and gourmet whole bean coffees;

•	Food service;

•	Instant coffees; and

•	Niche products.

Our branded and private label roasted ground coffees are sold predominantly at competitive and value price levels while some of our other branded and specialty coffees are sold predominantly at the premium price levels. Because of this diversification, we believe that our profitability is not dependent on any one area of the coffee industry and, therefore, is less sensitive than our competition to potential coffee commodity price and overall economic volatility.

Strong Wholesale Green Coffee Market Presence. As one of the largest roaster/dealers of green coffee, we are favorably positioned to increase our specialty coffee sales. Since 1998, we increased the number of our wholesale green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers, by 69% from 150 to 255. We are a charter member of the Specialty Coffee Association of America and one of the largest distributors of Swiss water processed decaffeinated coffees along the East Coast. In addition, we have a 13-year relationship with our largest wholesale green coffee customer, Green Mountain Coffee Roasters (Nasdaq: GMCR). Our 30-plus years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. The assistance we provide to our customers includes training, coffee blending and market identification. We believe that our relationships with wholesale green coffee customers and our focus on selling green coffee as a wholesaler has enabled us to participate in the growth of the specialty coffee market while mitigating the risks associated with the competitive retail specialty coffee environment.

Diverse Portfolio of Differentiated Branded Coffees. Currently, our highest net profit margin is on our branded coffees. We have amassed a portfolio of five proprietary name brands sold to supermarkets, wholesalers and individually-owned stores in the United States, including brands for specialty espresso, Latin espresso, Italian espresso, 100% Colombian coffee and blended coffee. In addition, we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution to retail customers. We plan to broaden our customer base and increase penetration with existing customers by expanding the S&W label from a well-known brand on the West Coast to a well-known brand throughout the United States. Our existing portfolio of differentiated brands combined with our management expertise serve as a platform to add additional name brands through acquisition or licensing agreements which target product niches and segments that do not compete with our existing brands. In addition, we have added a group of third-party marketing specialists to help grow our branded coffee sales. These specialists have redesigned our packaging and labels and have assisted in extending our product lines to include instant cappuccinos, large can coffees and trial-sized mini-brick packages.

Management Possesses Approximately 100 Years of Industry Experience. We have been a family operated business for three generations. Throughout this time, we have remained profitable through varying cycles in the coffee industry and the economy. Our management team has nearly 100 years combined experience in the coffee business. Sterling Gordon has over 50 years of experience in the coffee business during which time he has developed a reputation in the industry as an expert in coffee blending and quality. Andrew Gordon and David Gordon have worked with Coffee Holding for 21 and 23 years, respectively. David Gordon is an original member of the Specialty Coffee Association of America. Andrew Gordon publishes a weekly report on the coffee commodity industry and is perceived by many of his peers and customers as a coffee market expert. Our employees and management are dedicated to our vision and mission, which is to produce high quality products, as well as to provide quality and responsive service to our customers.

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Our Growth Strategy

We believe that significant growth opportunities exist by selectively pursuing strategic acquisitions and alliances, targeting the rapidly growing Hispanic market, increasing penetration with existing customers by adding new products, and developing our food service business. By capitalizing on this strategy, we hope to continue to grow our business with our commitment to quality and personalized service to our customers. We do not intend to compete on price alone nor do we intend to expand sales at the expense of profitability.

Selectively Pursue Strategic Acquisitions and Alliances. We intend to expand our operations by acquiring coffee companies, seeking strategic alliances and acquiring or licensing brands which complement our business objectives. Consistent with this strategy, in February 2004, we acquired certain assets of Premier Roasters and we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W and IL CLASSICO trademarks in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. We are using the assets we purchased from Premier Roasters and our new facility in La Junta, Colorado to expand our private label coffee and branded coffee operations in the Western United States. Our Western United States presence recently enabled us to win a competitive bidding process to be the exclusive supplier of ground roast private label coffee for four West Coast divisions of Albertson’s, Inc., the second largest food and drug retailer in the United States. We intend to further expand the market presence of our branded products outside our primary Northeastern United States market through other acquisitions and strategic alliances.

Grow Our Café Caribe Product. Hispanic consumers drink four times more coffee per capita than other coffee drinking Americans, according to the Strategy Research Corporation 2000 U.S. Hispanic Market Study. The Hispanic population in the United States is growing at nine times the average rate and now represents the largest minority demographic in the United States, according to 2000 census data. We believe there is significant opportunity for our Café Caribe brand to gain market share among Hispanic consumers in the United States. Café Caribe is a specialty espresso coffee popular with Hispanic consumers. Although Café Caribe has historically been our leading brand by revenue, we have not implemented a comprehensive marketing program that targets Hispanic consumers. We estimate that Café Caribe has a market share of approximately 6% of this segment. We intend to use a portion of the proceeds of this offering to increase the sales of this brand and other espresso-based products by developing a comprehensive sales and marketing program aimed at Hispanic consumers throughout the United States, particularly in Florida where we believe there is a significant opportunity to capture additional market share.

Further Market Penetration of Our Niche Products. We intend to capture additional market share through our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including:

•	Specialty blends;

•	Private label “value” blends and trial-sized mini-brick packages;

•	Specialty instant coffees;

•	Instant cappuccinos and hot chocolates; and

•	Tea line products.

We recently established relationships with additional independent sales brokers to market our products on a national scale.

Develop Our Food Service Business. We plan to expand further into the food service business by developing new distribution channels for our products. Currently, we have a limited presence in the food service market. We have commenced marketing our upscale restaurant and Colombian coffee brands to hotels, restaurants, office coffee services companies and other food service retailers. In addition, we have expanded our food service offerings to include instant cappuccinos, tea products and an equipment program for our customers. We attend at least ten annual trade shows held by various buying groups which provide us a national audience to market our food service products. We intend to use a portion of the proceeds of this offering to grow our food service distribution both organically and through acquisitions.

Our Core Products

Our core products can be divided into three categories:

•	Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

•	Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

•	Branded Coffee: coffee roasted and blended to our own specifications and sold under our seven brand names in different segments of the market.

Wholesale Green Coffee. The specialty green coffee market represents the fastest growing area of our industry. The number of gourmet coffee houses have been increasing in all areas of the United States. The growth in specialty coffee sales has created a marketplace for higher quality and differentiated products which can be priced at a premium in the marketplace. As one of the largest roaster/dealers of green coffee, we are favorably positioned to increase our specialty coffee sales. We sell green coffee beans to small roasters and coffee shop operators located throughout the United States and carry over 70 different varieties. Specialty green coffee beans are sold unroasted, direct from warehouses to small roasters and gourmet coffee shop operators which then roast the beans themselves. We sell from as little as one bag (132 pounds) to a full truckload (44,000 pounds) depending on the size and need of the customer. We believe that we can increase sales of wholesale green coffee without venturing into the highly competitive retail specialty coffee environment and that we can be as profitable or more profitable than our competition in this segment by selling “one bag at a time” rather than “one cup at a time.”

Private Label Coffee. We roast, blend, package and sell coffee under private labels for companies throughout the United States and Canada. Our private label coffee is sold in cans, brick packages and instants in a variety of sizes. As of April 30, 2004, we supplied coffee under approximately 35 different labels to wholesalers and retailers, including Supervalu, Topco/ShurFine and Nash Finch, three of the largest grocery wholesalers in North America according to Private Label Magazine. We produce private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process. Our private label customers seek a quality similar to the national brands at a lower cost, which represents a better value for the consumer.

Branded Coffee. We roast and blend our branded coffee according to our own recipes and package the coffee at our facilities in Brooklyn, New York and La Junta, Colorado. We then sell the packaged coffee under our brand labels to supermarkets, wholesalers and individually owned stores throughout the United States.

We hold trademarks for each of our proprietary name brands and have the exclusive right to use the S&W and IL CLASSICO trademarks in the United States in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. For further information regarding our trademark rights, see “Business—Trademarks.”

Each of our name brands is directed at a particular segment of the coffee market. Our branded coffees are:

•	Café Caribe is a specialty espresso coffee that targets espresso coffee drinkers and, in particular, the Hispanic consumer market;

•	S&W is an upscale canned coffee established in 1921 and includes Premium, Premium Decaf, French Roast, Colombian, Colombian Decaf, Swiss Water Decaf, Kona, Mellow'd Roast and IL CLASSICO lines;

•	Café Supremo is a specialty espresso that targets espresso drinkers of all backgrounds and tastes. It is designed to introduce coffee drinkers to the tastes of dark roasted coffee;

•	Don Manuel is produced from the finest 100% Colombian coffee beans. Don Manuel is an upscale quality product which commands a substantial premium compared to the more traditional brown coffee blends. We also use this known trademark in our food service business because of the high brand quality;

•	Fifth Avenue is a blended coffee that has become popular as an alternative for consumers who purchase private label or national branded coffee. We also market this brand to wholesalers who do not wish to undertake the expense of developing a private label coffee program under their own name;

•	Via Roma is an Italian espresso targeted at the more traditional espresso drinker; and

•	Il CLASSICO is an S&W brand espresso product.

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Other Products

     We also offer several niche products, including:

•	trial-sized mini-brick coffee packages;

•	specialty instant coffees;

•	instant cappuccinos and hot chocolates; and

•	tea line products.

Raw Materials

Coffee is a commodity traded on the Commodities and Futures Exchange subject to price fluctuations. Over the past five years, the average price per pound of coffee beans ranged from approximately $.41 to $1.45. The price for coffee beans on the commodities market as of April 30, 2004 was $.69 per pound. Specialty green coffee, unlike most coffee, is not tied directly to the commodities cash markets. Instead, it tends to trade on a negotiated basis at a substantial premium over commodity coffee pricing, depending on the origin, supply and demand at the time of purchase. We are a licensed Fair Trade dealer of Fair Trade certified coffee. Fair Trade certified coffee helps small coffee farmers to increase their incomes and improve the prospects of their communities and families by guaranteeing farmers a minimum price of five cents above the current market price. Although we may purchase Fair Trade certified coffee from time to time, we are not obligated to do so and we do not have any commitments to purchase Fair Trade certified coffee. All of our specialty green coffees, as well as all of the other coffees we import for roasting, are subject to multiple levels of quality control.

We purchase our green coffee from dealers located primarily within the United States. The dealers supply us with coffee beans from many countries, including Colombia, Mexico, Kenya, Indonesia, Brazil and Uganda. In fiscal 2003, substantially all of our green coffee purchases were from approximately ten suppliers, which accounted for approximately $11.0 million, or 84% of our total product purchases. One of these suppliers, Rothfos Corporation, accounted for $4.1 million, or 31% of our total product purchases. An employee of Rothfos Corporation is one of our directors. We do not believe that the loss of any one supplier, including Rothfos, would have a material adverse effect on our operations due to the availability of alternate suppliers.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Supply and price can be affected by factors such as weather, politics and economics in the coffee exporting countries. Increases in the cost of coffee beans can, to a certain extent, be passed on to our customers in the form of higher prices for coffee beans and processed coffee. Drastic or prolonged increases in coffee prices could also adversely impact our business as it could lead to a decline in overall consumption of coffee. Similarly, rapid decreases in the cost of coffee beans could force us to lower our sale prices before realizing cost reductions in our purchases.

We subject all of our private unroasted green coffee to both a pre-shipment sample approval and an additional sample approval upon arrival into the United States. Once the arrival sample is approved, we then bring the coffee to one of our facilities to roast and blend according to our own strict specifications. During the roasting and blending process, samples are pulled off the production line and tested on an hourly basis to ensure that each batch roasted is consistent with the others and meets the strict quality standards demanded by our customers and us.

Our Use of Derivatives

Historically, we have used short-term coffee futures and options contracts primarily for the purpose of partially hedging and minimizing the effects of changing green coffee prices, as further explained in Note 4 of the notes to financial statements in this prospectus. In addition, during the latter half of fiscal 2000, we began to acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee as prices were rising after historical 30 year lows. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices decline significantly in a short period of time or remain at higher levels, preventing us from obtaining inventory at favorable prices. We generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits. However, we cannot predict whether we will be able to pass inventory price increases through to our customers in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commodity Price Risks.”

Trademarks

We hold trademarks, registered with the United States Office of Patent and Trademark, for all five of our proprietary coffee brands and an exclusive license for S&W and IL CLASSICO brands for sale in the United States. Trademark registrations are subject to periodic renewal and we anticipate maintaining our registrations. We believe that our brands are recognizable in the marketplace and that brand recognition is important to the success of our branded coffee business.

Customers

We sell our private label and our branded coffee to three of the largest wholesalers in the United States (according to Supermarket News) and are the exclusive coffee supplier for Supervalu and Nash Finch Co., the largest and fourth largest wholesalers in the United States. We sell wholesale green coffee to Green Mountain Coffee Roasters. Sales to Supervalu, Topco/Shurfine, Nash Finch Co. and Green Mountain Coffee Roasters accounted for approximately 16.1%, 7.5%, 4.9% and 15.6% of our net sales for the fiscal year ended October 31, 2003 and 10.7%, 6.2%, 3.6% and 22.6% for the six months ended April 30, 2004, respectively.

Although our agreements with wholesale customers generally contain only pricing terms, our contract with Supervalu also contains minimum and maximum purchase obligations at fixed prices. Because our profits on a fixed-price contract could decline if coffee prices increased, we began to acquire futures contracts with longer terms (generally three to six months) primarily for the purpose of guaranteeing an adequate supply of green coffee at favorable prices beginning in the latter half of fiscal 2000 and continuing through fiscal 2003. The use of these derivative financial instruments has enabled us to mitigate the effect of changing prices although we generally remain exposed to loss when prices surge significantly in a short period of time and remain at higher levels, preventing us from obtaining inventory at favorable prices. In addition, during fiscal 2002 and fiscal 2003, the historically low price of coffee allowed us to replace our existing inventory with cheaper new inventory, locking in additional margins on previously contracted business. We believe that our favorable inventory position will allow us to increase sales and margins if coffee prices continue to rise.

Marketing

We market our private label and wholesale coffee through trade shows, industry publications, face-to-face contact and through the use of our internal sales force and non-exclusive independent food and beverage sales brokers. We also use our web site (www.coffeeholding.com) as a method of marketing our coffee products and ourselves.

For our private label and branded coffees, we will, from time to time in conjunction with retailers and with wholesalers, conduct in-store promotions, such as product demonstrations, coupons, price reductions, two-for-one sales and new product launches to capture changing consumer taste preference for upscale canned coffees.

We evaluate opportunities for growth consistent with our business objectives. We recently established relationships with additional independent sales brokers to market our products in the Western United States, an area of the country where we have not had a high penetration of sales. We intend to use a portion of the proceeds of this offering to increase our sales and marketing program. In particular, we intend to increase our efforts to market our branded coffees, especially Café Caribe and Café Supremo, toward Hispanic consumers. We have hired third-party marketing specialists to act as brand managers that will focus exclusively on developing sales of our ethnic espresso brands. In addition, we have hired a West Coast Brand Manager to market our S&W and IL CLASSICO brands, as well as our other branded and private label coffee products. We intend to capture additional market share in our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including niche specialty blends, private label “value” blends and mini-brick, filter packages, instant cappuccinos and tea line products. We also intend to add specialty instant coffees to our extensive line of instant coffee products.

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Charitable Activities

     Coffee Holding is also a supporter of several coffee oriented charitable organizations.

•	For over 10 years, we have been members of Coffee Kids, an international non-profit organization that helps to improve the quality of life of children and their families in coffee–growing communities in Mexico, Guatemala, Nicaragua and Costa Rica.

•	We are members of Grounds for Health, an organization that educates, screens, and arranges treatment for women who have cancer and live in the rural coffee growing communities of Mexico.

•	We are a licensed Fair Trade dealer of Fair Trade certified coffee. Fair Trade helps small coffee farmers to increase their incomes and improve the prospects of their communities and families. It guarantees farmers a minimum price of $1.26 per pound or five cents above the current market price.

•	Most recently, we are the administrative benefactors to a new non-profit organization called Cup for Education. After discovering the lack of schools, teachers, and basic fundamental learning supplies in the poor coffee growing communities of Central and Latin America, “Cup” was established by our employee, Karen Gordon, to help build schools, sponsor teachers, and purchase basic supplies such as books, chalk and other necessities for a proper education.

Competition

The coffee market is highly competitive. We compete in the following areas:

Wholesale Green Coffee. There are many green coffee dealers throughout the United States. Many of these dealers have greater financial resources than we do. However, we believe that we have both the knowledge and the capability to assist small specialty gourmet coffee roasters with developing and growing their business. Our 30-plus years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. While other coffee merchants may be able to offer lower prices for coffee beans, we market ourselves as a value-added supplier to small roasters, with the ability to help them market their specialty coffee products and develop a customer base. The assistance we provide our customers includes training, coffee blending and market identification. Because specialty green coffee beans are sold unroasted to small coffee shops and roasters that market their products to local gourmet customers, we do not believe that our specialty green coffee customers compete with our private label or branded coffee lines of business.

Private Label Competition. There are several major producers of coffee for private label sale in the United States. Many other companies produce coffee for sale on a regional basis. Our main competitors are The Kroger Co. and the coffee division of Sara Lee Corporation. Both The Kroger Co. and Sara Lee Corporation are larger and have more financial and other resources than we do and therefore are able to devote more resources to product development and marketing. We believe that we remain competitive by providing a high level of quality and customer service. This service includes ensuring that the coffee produced for each label maintains a consistent taste and is delivered on time and in the proper quantities. In addition, we provide our private label customers with information on the coffee market on a regular basis.

Branded Competition. Our proprietary brand coffees compete with many other brands that are sold in supermarkets and specialty stores, primarily in the Northeastern United States. The branded coffee market in both the Northeast and elsewhere is dominated by three large companies: Kraft General Foods, Inc., The Procter & Gamble Company and Sara Lee Corporation, who also market specialty coffee in addition to non-specialty coffee. Our large competitors have greater access to capital and a greater ability to conduct marketing and promotions. We believe that, while our competitors’ brands may be more nationally recognizable, our proprietary and licensed brands are just as competitive in the Northeastern United States and have the potential to be competitive throughout the United States.

Government Regulation

Our coffee roasting operations are subject to various governmental laws and regulations, which require us to obtain licenses, relating to customs, health and safety, building and land use, and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulation. If we encounter difficulties in obtaining any necessary licenses or if we have difficulty complying with these laws and regulations, then we could be subject to fines and penalties which could have a material adverse effect on our profitability. In addition, our product offerings could be limited, thereby reducing our revenues.

We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses and permits that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Employees

We have 62 full-time employees, 50 of whom are employed in the areas of coffee roasting, blending and packaging and 12 of whom are in administration and sales. None of our employees are represented by unions or collective bargaining agreements. Our management believes that we maintain a good working relationship with our employees. To supplement our internal sales staff, we sometimes use independent national and regional sales brokers who work on a commission basis.

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Description of Property

We are headquartered at 4401 First Avenue, Brooklyn, New York, where we own the land and an approximately 15,000 square foot building. The building houses our executive offices, as well as our plant where we roast, blend and package our coffee.

We lease a 50,000 square foot facility located at 27700 Frontage Road in La Junta, Colorado from the City of La Junta. We pay annual rent of $100,092, beginning in January of 2005 through January of 2024.

We also lease a 7,500 square foot warehouse located at 4425A First Avenue in Brooklyn from T & O Management. T & O Management is not affiliated with us or any of our officers, directors or stockholders. We pay annual rent of $50,076 until the expiration of the lease on August 31, 2004.

We also use a variety of independent, bonded commercial warehouses to store our green coffee beans. Our management believes that our facilities are adequate for our current operations and for our contemplated operations in the foreseeable future.

Legal Proceedings

We are not a party to, and none of our property is the subject of, any pending legal proceedings other than routine litigation that is incidental to our business. To our knowledge, no governmental authority is contemplating initiating any such proceedings.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers. Our board of directors currently consists of four directors. We intend to add three additional directors, each of whom will be independent directors as defined under The American Stock Exchange listing standards, upon completion of the offering.

Name	Age	Director Since	Position
Andrew Gordon	42	1981	Chief Executive Officer, President, Treasurer and Director
David Gordon	39	1983	Executive Vice President – Operations, Secretary and Director
Gerard DeCapua	42	1997	Director
Daniel Dwyer	47	1998	Director

Andrew Gordon is our Chief Executive Officer, President, Treasurer and one of our directors. He is responsible for managing our overall business and has worked for Coffee Holding for over 21 years, previously as a Vice President from 1993 to 1997. Mr. Gordon has worked in all capacities of our business and serves as the direct contact with our major private label accounts. In addition, Mr. Gordon publishes a weekly report that is distributed to our customers and is perceived by many of his peers and customers as a coffee market expert. Mr. Gordon received his Bachelor of Business Administration degree from Emory University. He is the brother of David Gordon.

David Gordon is our Executive Vice President – Operations, Secretary and one of our directors. He is responsible for managing all aspects of our roasting and blending operations, including quality control, and, has worked for Coffee Holding for over 23 years, previously as an Operating Manager from 1989 to 1995 and has been a Vice President from 1995 to the present. He is a charter member of the Specialty Coffee Association of America. Mr. Gordon attended Baruch College in New York City. He is the brother of Andrew Gordon.

Gerard DeCapua has served as a director of Coffee Holding since 1997. Mr. DeCapua has had his own law practice in Rockville Centre, New York since 1986. Mr. DeCapua received his law degree from Pace University.

Daniel Dwyer has been a senior coffee trader at Rothfos Corporation, a green coffee bean supplier, since 1995. Mr. Dwyer is responsible for our account with Rothfos. We paid Rothfos approximately $4.1 million for green coffee purchases in fiscal 2003 and expect to pay it a similar amount in fiscal 2004. All purchases are made on arms’ length terms.

Directors are elected by a plurality of the votes cast at our annual meeting of stockholders. Once elected, each director serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Officers are appointed by the directors, and, once appointed, each officer serves until his or her successor is duly appointed, or until his or her earlier death, resignation or removal.

Committees of the Board of Directors

We currently do not have any standing committees. However, upon completion of the offering, we will establish the following committees:

Audit Committee. The Audit Committee will oversee and monitor our financial reporting process and internal control system, review and evaluate the audit performed by our outside auditors and report to the Board of Directors any substantive issues found during the audit. The Audit Committee will be directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The Audit Committee will also review and approve all transactions with affiliated parties. The Board of Directors will adopt a written charter for the Audit Committee. All members of the Audit Committee will be independent directors as defined under The American Stock Exchange listing standards. The Audit Committee will consist of three of the outside directors of Coffee Holding, one of whom will qualify as an Audit Committee Financial Expert as that term is defined by SEC regulations.

Compensation Committee. The Compensation Committee will provide advice and recommendation to the Board of Directors in the areas of employee salaries and benefit programs. The Committee will also review the compensation of the President and Chief Executive Officer of Coffee Holding and will make recommendations in that regard to the Board of Directors as a whole. All members of the Compensation Committee will be independent directors as defined under The American Stock Exchange listing standards.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will meet to recommend the nomination of Directors to the full Board of Directors to fill the terms for the upcoming year or to fill vacancies during a term. The Nominating and Corporate Governance Committee will consider recommendations from stockholders if submitted in a timely manner in accordance with the procedures established in the Bylaws and will apply the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee will be independent directors as defined under The American Stock Exchange listing standards.

It will be the policy of the Nominating and Corporate Governance Committee to select individuals as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. Stockholder nominees will be analyzed by the Nominating and Corporate Governance Committee in the same manner as nominees that are identified by the Nominating and Corporate Governance Committee. We will not pay a fee to any third party to identify or evaluate nominees.

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Executive Compensation

     The following table sets forth certain compensation information for our chief executive officer and each other executive officer whose salary and bonus compensation exceeded $100,000 for the fiscal years ended October 31, 2003, 2002, or 2001.

Summary Compensation Table
		Annual Compensation

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	All Other Compensation ($) (2)

Andrew Gordon	2003	245,000	33,000	28,719
Chief Executive Officer and President	2002	190,254	49,500	—
	2001	160,000	30,000	19,838

David Gordon	2003	204,000	33,000	9,887
Executive Vice President – Operations	2002	153,467	49,500	—
	2001	140,000	25,000	7,311

(1)	Amounts shown reflect bonuses earned in each fiscal year.
(2)	The amounts set forth consist of amounts paid for the use of an automobile and automobile insurance.

     Our Board of Directors did not have a compensation committee in fiscal 2003. During that year, salaries and bonuses were determined by the Board of Directors. Andrew Gordon’s base salary for fiscal 2004 is $269,500. David Gordon’s base salary for fiscal 2004 is $224,000. Once established, the Compensation Committee will determine the salaries and bonuses of Andrew Gordon, David Gordon and our other executive officers.

Employment Agreements

     In connection with this offering, we intend to enter into employment agreements with Andrew Gordon to secure his continued service as President and Chief Executive Officer and with David Gordon to secure his continued service as Executive Vice President – Operations. These employment agreements will have rolling three-year terms that will begin at the conclusion of the offering. These agreements may be converted to a fixed three-year term by the decision of our Board of Directors or the executive. These agreements will provide for minimum annual salaries of $325,000 and $300,000, respectively, discretionary cash bonuses, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. They also guarantee customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and thereafter for so long as the executives are subject to liability for such service to the extent permissible by the Nevada Revised Statutes.

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     The terms of the proposed employment agreements will provide that each executive will be entitled to severance benefits if his employment is terminated without “cause” or if he resigns for “good reason” or following a “change in control” (as such terms will be defined in the employment agreements) equal to the value of the cash compensation and fringe benefits that he would have received if he had continued working for the remaining unexpired term of the agreement. The employment agreements will also provide uninsured disability benefits. During the term of the employment agreements and, in case of discharge with “cause” or resignation without “good reason,” for a period of one year thereafter, the executives will be subject to (i) restrictions on competition with us and (ii) restrictions on the solicitation of our customers and employees. For all periods during and after the term, the executives will be subject to nondisclosure and restrictions relating to our confidential information and trade secrets.

     If we experience a change in ownership, a change in effective ownership or control or a change in ownership of a substantial portion of our assets as contemplated by Section 280G of the Internal Revenue Code, a portion of any severance payments under the employment agreements might constitute an “excess parachute payment” under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by each executive, on excess parachute payments. Under the terms of the proposed employment agreements, we would reimburse the executives for the amount of this excise tax and would make an additional gross-up payment so that, after payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, the executives will retain approximately the same net-after tax amounts under the employment agreement that they would have retained if there were no 20% excise tax. The effect of this provision is that we, and not the executives, bear the financial cost of the excise tax and we could not claim a federal income tax deduction for an excess parachute payment, excise tax reimbursement or gross-up payment.

Stock Option Plan

     We have a stock option plan, Coffee Holding Co., Inc. 1998 Stock Option Plan, under which non-qualified and incentive stock options to purchase shares of common stock may be granted to our directors, officers and other key employees and consultants. The plan was adopted by our Board of Directors and approved by our stockholders on February 10, 1998. On June 21, 2004, the plan was amended by our Board of Directors to reduce the number of shares of common stock reserved for issuance under the plan from 2,000,000 to 800,000, subject to adjustment for stock splits, stock dividends, reorganizations, mergers, recapitalizations or other capital adjustments. The plan is administered by our Board of Directors which may delegate our powers to a committee of the Board. No options may be granted after February 10, 2008. The Compensation Committee will determine, at the time of grant, the purchase price of shares issuable pursuant to exercise of stock options; provided that the purchase price of a share of common stock under incentive stock options shall not be less than the fair market value of a share on the date the option is granted. Unless earlier terminated due to termination of employment or death or disability of the optionee, each stock option shall terminate no later than ten years from the date on which it is granted. Options are transferable only by will or the laws of descent and distribution. No options have been granted under the plan.

Compensation of Directors

     Directors currently do not receive any compensation for their services. They are, however, reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attendance at board of directors and committee meetings. After the offering, non-employee directors will receive $400 per board meeting attended and $400 per committee meeting attended.

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Indemnification Of Directors And Officers

     The Nevada Revised Statutes provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

     A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in our favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to be indemnified for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter herein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

     A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

     Our current Articles of Incorporation provide that we will limit the liability of our officers and directors to the fullest extent permitted by Nevada law. Our proposed Articles of Incorporation and Bylaws will provide that we also will indemnify our officers and directors to the fullest extent permitted by Nevada law.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth information regarding ownership of shares of our common stock, as of April 30, 2004 and as of the date immediately following the offering, by each person known to be the owner of 5% or more of our common stock, by each person who is a director or executive officer and by all directors and executive officers as a group. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of any shares of common stock: (1) over which he or she has or shares, directly or indirectly, voting or investment power; or (2) of which he or she has the right to acquire beneficial ownership at any time within 60 days after April 30, 2004. As used in this prospectus, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. Common stock beneficially owned and percentage ownership, before the offering and after the offering, were based on 3,999,650 and 5,599,650 shares outstanding, respectively. The address of each beneficial owner is c/o Coffee Holding Co., Inc., 4401 First Avenue, Brooklyn, New York 11232-0005.

Name of Beneficial Owners, Officers and Directors	Number of Shares Owned Before Offering	Percentage Owned Before Offering	Percentage Owned After Offering

Andrew Gordon	619,500	15.5%	11.1%
David Gordon	619,500	15.5%	11.1%
Gerard DeCapua	100	*	*
Daniel Dwyer	100	*	*
Rachelle L. Gordon(1)	1,069,600	26.7%	19.1%
Sterling A. Gordon(2)	1,069,600	26.7%	19.1%
All directors and executive officers as a group (4 persons)	1,239,200	31.0%	22.1%

*	Less than 1%.

(1)	Includes 870,000 shares owned by the Rachelle L. Gordon 2002 Grantor Retained Annuity Trust of which Rachelle L. Gordon is the grantor, beneficiary and trustee, with sole power to vote and dispose of the shares; and 199,600 shares of common stock owned by Rachelle Gordon’s husband, Sterling A. Gordon. Mrs. Gordon is the mother of Andrew Gordon and David Gordon.

(2)	Includes 199,600 shares owned by Mr. Gordon directly and 870,000 shares owned by the Sterling A. Gordon 2002 Grantor Retained Annuity Trust of which Sterling A. Gordon is the grantor, beneficiary and trustee, with sole power to vote and dispose of the shares;. Mr. Gordon is the father of Andrew Gordon and David Gordon.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     From time to time, certain of our stockholders, directors and officers have made loans to us for working capital purposes. We had loans payable to our stockholders, all of whom are members of the Gordon family, of $79,646 at October 31, 2003. The loans were repaid during the quarter ended April 30, 2004. We do not intend to borrow additional amounts from our stockholders.

     Andrew Gordon and David Gordon have guaranteed up to $500,000 of the payment of our borrowings under our outstanding credit facilities from Wells Fargo Business Credit.

     Daniel Dwyer, a director, is a senior coffee trader for Rothfos Corporation, a coffee trading company. Mr. Dwyer is responsible for our account. We paid Rothfos approximately $4.1 million for green coffee purchases in fiscal 2003 and expect to pay it a similar amount in fiscal 2004. All purchases are made on arms’ length terms.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors and principal stockholders and their affiliates will be subject to approval by an independent committee of our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

General

     The following description of our securities is a summary, does not purport to be complete and is subject in all respects to our Articles of Incorporation, as amended, Bylaws and Nevada law.

     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

     As of the date of this prospectus, there are 3,999,650 shares of common stock issued and outstanding and 472 registered holders of our common stock. Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. There is no right to cumulate votes. Stockholders holding a majority of the total number of shares then issued and outstanding and entitled to vote are necessary to constitute a quorum for the transaction of business. Directors are elected by a majority of the votes cast and all other corporate actions must be authorized by a majority of votes cast by the holders of shares entitled to vote on the matter.

     Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors from funds legally available therefore. In the event of the liquidation, dissolution or winding up of our affairs, all assets and funds available for distribution to the holders of our common stock shall be distributed pro rata. Holders of common stock are not entitled to preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the common stock.

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Preferred Stock

     Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, none of which are currently outstanding, with the Board of Directors having the right to determine the designations, rights, preferences and powers of each series of preferred stock. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with voting, dividend, conversion, redemption, liquidation or other rights which may be superior to the rights of the holders of common stock and could adversely affect the voting power and other equity interests of the holders of common stock.

Underwriter’s Warrants

     We have agreed to issue warrants to the underwriter to purchase from us up to 160,000 shares of our common stock. These warrants are exercisable at a price per share equal to 110% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the National Association of Securities Dealers, Inc. Rules of Fair Practice.

Provisions of our proposed Articles of Incorporation, Bylaws and Employment Agreements with Andrew Gordon and David Gordon and Nevada law may have anti-takeover effects

     Provisions in our proposed Articles of Incorporation, Bylaws and employment agreements, together with provisions of the Nevada Revised Statutes, may have anti-takeover effects.

Our proposed Articles of Incorporation and Bylaws

     Our proposed Articles of Incorporation and Bylaws will contain a number of provisions relating to corporate governance and rights of stockholders which might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our Board of Directors or management more difficult.

     The following description is a summary of the provisions of the proposed Articles of Incorporation and Bylaws. See “Where You Can Find Additional Information” as to how to review copies of these documents.

     Directors. Certain provisions of our proposed Articles of Incorporation and Bylaws will impede changes in control of our Board of Directors. Our proposed Articles of Incorporation will provide that our Board of Directors will be divided into three classes with directors in each class, except for the initial directors, elected for three-year staggered terms. Thus, it would take two annual elections to replace a majority of our Board of Directors. Our proposed Articles of Incorporation will provide that the size of our Board of Directors may be increased or decreased only by a majority vote of the Board of Directors. The proposed Articles of Incorporation will also provide that any vacancy occurring in our Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the proposed Articles of Incorporation and Bylaws will impose notice and information requirements in connection with the nomination by stockholders of candidates for election to our Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

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     The proposed Amended and Restated Articles of Incorporation will provide that a director may be removed from office, with or without cause, by the affirmative vote of stockholders representing not less than eighty percent (80%) of the voting power of the issued and outstanding stock entitled to vote. In the absence of this provision, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote could remove the entire Board and replace it with persons of such holders’ choice.

     Restrictions on Call of Special Meetings. The proposed Articles of Incorporation will provide that a special meeting of stockholders may be called by a majority of our Board of Directors or the affirmative vote of a majority of the disinterested directors then in office, or, upon written application, by stockholders holding at least 80% of the capital stock entitled to vote at the meeting.

     Votes of Stockholders. The proposed Articles of Incorporation will prohibit cumulative voting for the election of directors. No cumulative voting means that our directors and officers and members of the Gordon family may have the power to elect all of the directors to be elected at any particular meeting and could prevent representation of other stockholders on our Board of Directors. In addition, the proposed Articles of Incorporation will also provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

     Authorization of Preferred Stock. The proposed Articles of Incorporation will authorize 10,000,000 shares of preferred stock, par value $0.001 per share. We will be authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors will be authorized to fix the designations and relative preferences, limitations and voting rights, if any. In the event of a proposed merger, tender offer or other attempt to gain control of us that the Board of Directors does not approve, it may be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of us. Our Board of Directors has no present plan or intention to issue any preferred stock.

     Higher Stockholder Vote Required to Approve Certain Business Combinations. The proposed Amended and Restated Articles of Incorporation will require the approval of the holders of at least eighty percent (80%) of our outstanding shares of voting stock in connection with certain “Business Combinations” with an Interested Stockholder after the expiration of three years after the date the person becomes an Interested Stockholder, except in cases where the proposed Business Combination has been approved in advance by a majority of those members of the Board of Directors who are unaffiliated with the Interested Stockholder and who were directors prior to the time when the Interested Stockholder became and Interested Stockholder. In addition, the Business Combination must also satisfy any one of the following requirements: (1) the Business Combination is approved by our Board of Directors prior to the date that the person first became an Interested Stockholder; (2) the transaction by which the Interested Stockholder became an Interested Stockholder was approved by our Board of Directors prior to the date such shares were purchased; (3) the Business Combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the Interested Stockholder proposing the Business Combination, at a meeting duly called for that purpose no earlier than three years after the date that the person first became an Interested Stockholder; or (4) the consideration to be received by all the holders of our outstanding stock not beneficially owned by the Interested Stockholder equals or exceeds thresholds set forth by the Nevada Revised Statutes.

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     “Business Combination” means:

          (1)      Any merger or consolidation of us with the interested stockholder, or any other corporation, which is, or after the merger or consolidation would be, an affiliate or associate of the interested stockholder.

          (2)      Any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with the interested stockholder or any affiliate or associate of the interested stockholder of our assets or any of our subsidiaries’ assets:

(a) Having an aggregate market value equal to 5 percent or more of the aggregate market value of all our assets, determined on a consolidated basis;

(b) Having an aggregate market value equal to 5 percent or more of the aggregate market value of all our outstanding shares; or

(c) Representing 10 percent or more of our earning power or net income, determined on a consolidated basis.

          (3)      The issuance or transfer by us or any of our subsidiaries, in one transaction or a series of transactions, of our shares or any of our subsidiaries’ shares that have an aggregate market value equal to 5 percent or more of the aggregate market value of all our outstanding shares to the interested stockholder or any affiliate or associate of the interested stockholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all our stockholders.

          (4)      The adoption of any plan or proposal for our liquidation or dissolution proposed by, or under any agreement, arrangement or understanding, whether or not in writing, with, the interested stockholder or any affiliate or associate of the interested stockholder.

          (5)      Any reclassification of securities, including, without limitation, any splitting of shares, dividend distributed in shares, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares, recapitalization, merger or consolidation of us with any of our subsidiaries, or other transaction, with the interested stockholder or any affiliate or associate of the interested stockholder which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of the interested stockholder or any affiliate or associate of the interested stockholder, except as a result of immaterial changes because of adjustments of fractional shares.

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          (6)      Any receipt by the interested stockholder or any affiliate or associate of the interested stockholder of the benefit, directly or indirectly, except proportionately as our stockholder, of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through Coffee Holding, Co., Inc.

     “Interested stockholder,” means any person, other than us, who is:

          (1)      The beneficial owner, directly or indirectly, of 10 percent or more of the voting power of our outstanding voting shares; or

          (2)      An affiliate or associate of ours and at any time within 3 years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of our then outstanding shares.

     Evaluation of Offers. The proposed Articles of Incorporation further provide that our Board of Directors shall, when evaluating any offer to us from another party to:

•	make a tender offer or exchange offer for any of our outstanding equity securities;

•	merge or consolidate us with another corporation or entity; or

•	purchase or otherwise acquire all or substantially all of our properties and assets,

in connection with the exercise of its judgment in determining what is in the best interest of us and our stockholders, give due consideration to the extent permitted by law to all relevant factors, including, without limitation, our employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations; and the long- and short-term interests of us and our stockholders, including the possibility that these interests will best be served by our continued independence.

     By having these standards in our proposed Articles of Incorporation, the Board of Directors may be in a stronger position to oppose such a transaction if our Board of Directors concludes that the transaction would not be in our best interests, even if the price offered is significantly greater than the market price of any of our equity securities.

     Amendment to Proposed Articles of Incorporation and Bylaws. The proposed Articles of Incorporation may be amended by the affirmative vote of 80% of the total votes eligible to be cast by stockholders, voting together as a single class; provided, however, that if at least a majority of our Board of Directors recommend approval of the amendment, then such amendment shall require the affirmative vote of only a majority of the total votes eligible to cast by stockholder, voting together as a single class.

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     The Bylaws may be amended by the affirmative vote of a majority of our Board of Directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders, voting together as a single class. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror.

Proposed Employment Agreements

     The provisions described above are intended to reduce our vulnerability to takeover attempts and other transactions which have not been negotiated with and approved by members of our Board of Directors. The provisions of the proposed employment agreements may also discourage takeover attempts by increasing the costs to be incurred by us in the event of a takeover.

     Our Board of Directors believes that the provisions of the proposed Articles of Incorporation, Bylaws and employment agreements are in the best interests of us and our stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of us and our stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at a price which reflects our true value and that otherwise is in the best interests of all stockholders.

Nevada Law

     The Nevada Revised Statutes provides generally that a Nevada corporation may not engage in a business combination with any stockholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation for three years after the stockholder acquired the shares unless the combination or the purchase of shares made by the interested stockholder on the interested stockholders’ date of acquiring shares is approved by the Board of Directors of the corporation before that date. A Nevada corporation may not engage in any business combination with an interested stockholder after the expiration of three years after his date of acquiring the shares other than a business combination meeting all of the requirements of the Articles of Incorporation and either (1) the business combination is approved by the Board of Directors before the interested stockholders’ date of acquiring the shares or as to which the purchase of shares made by the interested stockholder on that date had been approved by the Board of Directors before that date, (2) the business combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination or any affiliate or associate of the interested stockholder proposing the combination at a meeting duly called for that purpose no earlier than three years after the interested stockholder’s date of acquiring shares, or (3) the consideration to be received by all of the holders of outstanding stock of the corporation not beneficially owned by the interested stockholder equals or exceeds thresholds set forth by the Nevada Revised Statutes.

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     The power of the Board of Directors to issue and determine the designations, rights, preferences, and powers of each series of preferred stock may be utilized as a method of discouraging, delaying or preventing a change of control of us.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is OTR, Inc. Its address is 317 SW Alder, Suite 1120, Portland, Oregon 97204 and its telephone number is (503) 225-0375.

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SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering (and excluding shares underlying the underwriter’s warrants), we will have 5,599,650 shares of common stock issued and outstanding (5,839,650 shares if the underwriter’s over-allotment option is exercised in full). Of those shares, the 1,600,000 sold in this offering (1,840,000 if the underwriter’s over-allotment option is exercised in full) and the 29,650 shares registered in the Rule 419 Offering will have been registered under the Securities Act of 1933, as amended, and may be resold without further registration and 3,970,000 shares are “restricted securities” and may not be sold unless the sale is registered under the Securities Act or pursuant to an exemption from registration under the Securities Act. All of these restricted securities (including 1,239,200 held by our officers and directors and an additional 2,220,200 shares owned by members of the Gordon family who are not our officers or directors) are eligible for sale under the exemption provided by Rule 144 of the Securities Act.

     Our directors, executive offers and certain of our stockholders, including Andrew Gordon and David Gordon and other members of the Gordon Family, have agreed that, for a period of nine (9) months after the effective date of the registration statement of which this prospectus is a part, they will not sell, contract to sell, grant any option for the sale of or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriter.

     In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned any restricted securities for at least one year will be entitled to sell the securities provided that specified public information, manner of sale and notice requirements are satisfied, and provided that the number of shares to be sold in any three-month period does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is given to the U.S. Securities and Exchange Commission (the “SEC”). A stockholder who is not an officer, director or beneficial owner of 10% or more of our common stock at any time during the 90 days preceding the sale, and who has beneficially owned the restricted shares for at least two years, will be eligible to sell such shares under subparagraph (k) of Rule 144 without regard to the volume restrictions and other requirements. Except upon the consent of the underwriter, holders of 3,540,400 shares, including all executive officers and directors, have agreed not to, directly or indirectly, issue, or agree or offer to sell, transfer, assign, encumber or grant an option for the purchase or sale of, pledge, hypothecate or otherwise dispose of any beneficial interest in such shares for a period of nine months following the commencement of the offering.

     Prior to this offering, there has been no public market for our common stock and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

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UNDERWRITING

     Maxim Group LLC is the underwriter of the offering described in this prospectus. We have entered into an underwriting agreement with the underwriter with respect to the shares of our common stock being offered pursuant to this offering. In connection with this offering and subject to certain conditions contained in the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell, the number of shares of our common stock listed below:

Underwriter	Number of Shares

Maxim Group LLC

Total	1,600,000

Nature of Underwriting Commitment

     The underwriting agreement provides that the underwriter is committed to purchase all of the shares of common stock offered by this prospectus if they purchase any of the shares. This commitment does not apply to the shares of common stock subject to an over-allotment option granted by us to the underwriter to purchase additional shares of common stock in thisoffering. The underwriting agreement also provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock are subject to the passing upon of certain legal matters by counsel and certain other conditions.

     Pursuant to the underwriting agreement, we have granted to the underwriter an option, exercisable for 45 days after the date of this prospectus, to purchase up to an additional 240,000 shares of common stock from us on the same terms and at the same per share price as the other shares of common stock being purchased by the underwriter from us. The underwriter may exercise the option solely to cover over-allotments, if any, in the sale of shares of common stock that the underwriter has agreed to purchase from us. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us before expenses will be $[ ], $[ ] and $[ ], respectively.

Conduct of the Offering

     The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Without Option	With Option

Per Share	$	$

Total

     We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $625,000.

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     The underwriter will initially offer the shares of common stock to be sold in this offering directly to the public at the initial public offering price set forth on the cover of this prospectus and some of the shares of common stock to certain dealers at the initial public offering less a concession not in excess of $[ ] per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $[ ] per share on sales to certain other dealers. After the shares are released to the public, the underwriter may change the offering price and the other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The underwriter has informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

     Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated between the underwriter and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our recent financial results and current financial condition, our future prospects, the qualifications of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

     We have applied to list our common stock on the American Stock Exchange under the symbol “JVA”.

Indemnification

     The underwriting agreement provides for indemnification between us and the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, and for contribution by us and the underwriter to payments that may be required to be made with respect to those liabilities.

Underwriter’s Compensation

     We have agreed to sell the shares of common stock to the underwriter at the initial public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriting agreement also provides that the underwriter will be paid a non-accountable expense allowance equal to 3% of the gross proceeds from the sale of the shares of common stock offered by this prospectus, including any common stock purchased on exercise of the over-allotment option. We have also granted the underwriter a right of first refusal to act as lead underwriter for any public or private equity offerings by us for a period of 15 months following this offering.

     We have also agreed to issue warrants to the underwriter to purchase from us up to 160,000 shares of our common stock. These warrants are exercisable during the four-year period commencing one year from this offering at a price per share equal to 110% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the National Association of Securities Dealers, Inc. Rules of Fair Practice.

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Lock-up Agreements

     Our directors, executive officers and certain of our stockholders, including Andrew Gordon and David Gordon and other members of the Gordon family, have agreed that, for a period of nine (9) months after the effective date of the registration statement of which this prospectus is a part, they will not sell, contract to sell, grant any option for the sale of or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriter.

Stabilization

     Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for and to purchase shares of our common stock. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Over-allotments occur when the underwriter sells more of our shares than it purchases from us in this offering. In order to cover the resulting short position, the underwriter may exercise the over-allotment option described above. Additionally, the underwriter may engage in syndicate covering transactions. Syndicate covering transactions are bids for or purchases of our common stock on the open market by the underwriter in order to reduce a short position incurred by the underwriter on behalf of the underwriting syndicate. There is no contractual limit on the size of any syndicate covering transaction.

•	Stabilizing transactions consist of bids or purchases made by the underwriter for the purpose of preventing or slowing a decline in the market price of our securities while the offering is in progress.

•	A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the underwriter and therefore was not effectively sold to the public by such underwriter.

     In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might otherwise be. Neither we nor the underwriter make any representation or prediction about the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

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LEGAL MATTERS

     The legality of the securities offered in this prospectus has been passed upon for us by Thacher Proffitt & Wood LLP, Washington, DC. Lowenstein Sandler PC, Roseland, NJ, has served as counsel to the underwriter in connection with this offering.

EXPERTS

     The financial statements as of October 31, 2003 and 2002 and for the years then ended, included in this prospectus have been audited by Lazar Levine & Felix LLP, independent auditors, as stated in their report appearing in this prospectus and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act and must file annual, quarterly and current reports and other information with the SEC. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the SEC at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address for this web site is “http://www.sec.gov.”

     We have filed with the SEC a registration statement on Form SB-2 and related exhibits under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement and related exhibits. You may examine the registration statement and exhibits without charge at the Public Reference Room of the SEC and you may obtain copies from the SEC at prescribed rates.

     This document contains a description of the material features of certain exhibits to the Form SB-2. The statements as to the contents of such exhibits, however, are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

     Copies of our Articles of Incorporation and Bylaws are available for review at any of our offices.

COFFEE HOLDING CO., INC.

INDEX TO FINANCIAL STATEMENTS

PAGE(S)
FINANCIAL STATEMENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

BALANCE SHEETS AT APRIL 30, 2004 (UNAUDITED) AND OCTOBER 31, 2003	F-3

STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED APRIL 30, 2004 AND 2003 (UNAUDITED) AND FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002	F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED APRIL 30, 2004 AND 2003 (UNAUDITED) AND FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002	F-5

STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED APRIL 30, 2004 AND 2003 (UNAUDITED) AND FOR THE YEARS ENDED OCTOBER 31, 2003 AND 2002	F-6

NOTES TO FINANCIAL STATEMENTS	F-7 – F- 17

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coffee Holding Co., Inc.

We have audited the accompanying balance sheet of Coffee Holding Co., Inc. as of October 31, 2003 and the related statements of operations, changes in stockholders’ equity and cash flows for the two years in the period ended October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coffee Holding Co., Inc. as of October 31, 2003 and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

New York, New York
December 10, 2003

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COFFEE HOLDING CO., INC.
BALANCE SHEETS

	April 30, 2004	October 31, 2003

	(unaudited)
- ASSETS -
CURRENT ASSETS:
Cash	$196,885	$73,832
Due from broker	790,871	894,123
Accounts receivable, net of allowance for doubtful accounts of $119,435	1,725,997	2,154,683
Inventories	2,423,917	1,781,424
Prepaid expenses and other current assets	296,858	431,432
Deferred tax asset	104,300	103,700

TOTAL CURRENT ASSETS	5,538,828	5,439,194

Property and equipment, at cost, net of accumulated depreciation of $3,209,469 and $2,991,206	2,165,376	1,579,294
Deposits and other assets	33,496	16,796
Loans to related parties	11,158	—

	$7,748,858	$7,035,284

- LIABILITIES AND STOCKHOLDERS’ EQUITY -
CURRENT LIABILITIES:
Current portion of term loan	$84,000	$84,000
Current portion of obligations under capital lease	134,886	130,551
Line of credit borrowings	2,326,406	—
Accounts payable and accrued expenses	1,684,029	1,861,447
Income taxes payable – current	375,705	—

TOTAL CURRENT LIABILITIES	4,605,026	2,075,998

Term loan, net of current portion	210,000	252,000
Obligations under capital lease, net of current portion	23,350	91,895
Line of credit borrowings	—	2,376,066
Loans from related parties	—	79,646
Income taxes payable – deferred	52,000	39,200

TOTAL LIABILITIES	4,890,376	4,914,805

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; none issued	—	—
Common stock, par value $.001 per share; 30,000,000 shares authorized, 3,999,650 shares issued and outstanding	4,000	4,000
Additional paid-in capital	867,887	867,887
Retained earnings	1,986,595	1,248,592

TOTAL STOCKHOLDERS’ EQUITY	2,858,482	2,120,479

	$7,748,858	$7,035,284

See notes to Condensed Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF INCOME

	Six Months Ended April 30, (Unaudited)		For the Years Ended October 31,
	2004	2003	2003	2002

NET SALES	$12,180,960	$9,573,756	$20,239,867	$17,432,742

COST OF SALES	8,470,986	7,294,237	15,373,127	12,452,713

GROSS PROFIT	3,709,974	2,279,519	4,866,740	4,980,029

OPERATING EXPENSES:
Selling and administrative	2,054,729	1,524,467	3,501,465	3,061,542
Officers’ salaries	246,949	191,726	490,860	443,222

TOTALS	2,301,678	1,716,193	3,992,325	3,504,764

INCOME FROM OPERATIONS	1,408,296	563,326	874,415	1,475,265

OTHER INCOME (EXPENSE)
Interest income	6,503	4,830	9,000	18,508
Other income	—	—	1,640	—
Interest expense	(81,596)	(72,482)	(146,607)	(180,678)

	(75,093)	(67,652)	(135,967)	(162,170)

INCOME BEFORE INCOME TAXES	1,333,203	495,674	738,448	1,313,095

Provision for income taxes	595,200	221,600	116,366	557,720

NET INCOME	$738,003	$274,074	$622,082	$755,375

Basic and diluted earnings per share	$.18	$.07	$.16	$.19

Weighted average common shares outstanding	3,999,650	3,999,650	3,999,650	3,999,650

See notes to Condensed Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock

	$.001 Par Value

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total

Balance, October 31, 2001	3,999,650	$4,000	$867,887	$(128,865)	$743,022

Net income	—	—	—	755,375	755,375

Balance, October 31, 2002	3,999,650	4,000	867,887	626,510	1,498,397

Net income	—	—	—	622,082	622,082

Balance, October 31, 2003	3,999,650	4,000	867,887	1,248,592	2,120,479

Net income (unaudited)	—	—	—	738,003	738,003

Balance, April 30, 2004 (unaudited)	3,999,650	$4,000	$867,887	$1,986,595	$2,858,482

See notes to Condensed Financial Statements.

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COFFEE HOLDING CO., INC.
STATEMENTS OF CASH FLOWS

	For the Six Months Ended April 30, (Unaudited)		For the Years Ended October 31,

	2004	2003	2003	2002

OPERATING ACTIVITIES:
Net income	$738,003	$274,074	$622,082	$755,375
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	230,424	152,924	299,774	270,994
Bad debts (recovery)	—	(12,154)	—	—
Deferred taxes	12,200	(600)	(38,300)	(26,200)
Changes in operating assets and liabilities:
(Increase) decrease in due from broker	103,252	(179,579)	(125,521)	(494,037)
(Increase) decrease in accounts receivable	429,686	(150,669)	(371,261)	118,327
(Increase) in inventories	(642,493)	(374,378)	(363,280)	(66,994)
(Increase) decrease in prepaid expenses and other current assets	134,574	(81,421)	(348,165)	(42,378)
(Decrease) increase in accounts payable and accrued expenses	(177,418)	111,605	(190,015)	301,128
(Decrease) increase in income taxes payable	375,705	(82,430)	(229,540)	7,225

Net cash provided by (used in) operating activities	1,202,933	(342,628)	(744,226)	823,440

INVESTING ACTIVITIES:
Purchases of property and equipment	(790,882)	(109,535)	(62,758)	(435,538)
Disposal of fixed assets	(25,624)	—	—	—
Security deposits	(16,700)	—	—	—

Net cash (used in) investing activities	(833,206)	(109,535)	(62,758)	(435,538)

FINANCING ACTIVITIES:
Advances on term loan	—	—	—	40,000
Principal payments on term loan	(42,000)	(42,000)	(84,000)	(120,000)
Decrease in cash and cash equivalents restricted under credit facility and mortgage note	—	—	—	279,518
Advances under bank line of credit	13,255,484	10,206,597	21,358,723	18,037,747
Principal payments under bank line of credit	(13,305,144)	(9,603,842)	(20,304,030)	(19,055,590)
Advances of obligations under capital leases	—	—	—	383,764
Principal payments of obligations under capital leases	(64,210)	(58,375)	(120,521)	(40,797)
(Repayment) advances from related parties	(90,804)	2,798	(12,924)	(68,410)

Net cash (used in) provided by financing activities	(246,674)	515,178	837,248	(543,768)

NET INCREASE (DECREASE) IN CASH	123,053	63,015	30,264	(155,866)
Cash, beginning of year	73,832	43,568	43,568	199,434

CASH, END OF PERIOD/YEAR	$196,885	$106,583	$73,832	$43,568

SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:
Interest paid	$81,596	$72,482	$143,682	$145,969

Income taxes paid	$7,449	$305,430	$396,295	$494,669

See notes to Consolidated Financial Statements.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 1 -	BUSINESS ACTIVITIES AND REVERSE ACQUISITION:

Coffee Holding Co., Inc. (“Coffee”), which was incorporated in New York on January 22, 1971, conducts wholesale coffee operations, including manufacturing, roasting, packaging, marketing and distributing roasted and blended coffees for private labeled accounts and its own brands, and sells green coffees. The Company’s sales are primarily to customers that are located throughout the United States.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase.

Inventories:

Inventories are valued at the lower of cost (first-in, first-out basis) or market.

Property and equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Hedging:

The Company uses options and futures contracts to partially hedge the effects of fluctuations in the price of green coffee beans. Options and futures contracts are marked to market with current recognition of gains and losses on such positions. The Company does not defer such gains and losses since its positions are not considered hedges for financial reporting purposes. The Company’s accounting for options and futures contracts may have the effect of increasing earnings volatility in any particular period.

At April 30, 2004, the Company held 525 options (generally with terms of two months or less) covering an aggregate of 19,687,500 pounds of green coffee beans at a price of $.70 and $.725 per pound. The fair market value of these options, which was obtained from a major financial institution, was $291,094 at April 30, 2004.

At April 30, 2003, the options contracts held by the Company were immaterial.

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COFFEE HOLDING CO., INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Hedging (Continued):

At October 31, 2003, the Company held 150 options covering an aggregate of 5,625,000 pounds of green coffee beans at $.60 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $95,813 at October 31, 2003.

At October 31, 2002, the Company held 75 options covering an aggregate of 2,812,500 pounds of green coffee beans at prices ranging from $.60 to $.65 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $145,000 at October 31, 2002.

The Company acquires futures contracts with longer terms (generally three to four months) primarily for the purpose of guaranteeing an adequate supply of green coffee. At April 30, 2004, the Company held 4 futures contracts for the purchase of 150,000 pounds of coffee at an average price of $.719 per pound for September 2004 contracts. The market price of coffee applicable to such contracts was $.714 per pound at that date.

At April 30, 2003, the Company held 100 futures contracts for the purchase of 3,750,000 pounds of coffee at an average price of $.65 per pound for various July 2003 contracts. The market price of coffee applicable to such contracts was $.69 per pound at that date.

At October 31, 2003 and 2002, the Company held 183 and 70 longer-term futures contracts for the purchase of 6,862,500 and 2,625,000 pounds of coffee at an average price of $.65 and $.62 per pound, respectively. The market price of coffee applicable to such contracts was $.59 and $.62 per pound at October 31, 2003 and $.66 per pound at October 31, 2002.

The Company historically has had short term contracts with some of its customers (generally one to two years in duration). The Company currently has agreements with two of its wholesale customers in which it is the supplier at fixed prices for lines of private label ground coffee. The Company is the exclusive supplier of one of these customers. The agreements generally contain only pricing terms.

Included in cost of sales and due from broker for the six month periods ended April 30, 2004 and 2003 and for the years ended October 31, 2003 and 2002, the Company recorded realized and unrealized gain and losses respectively, on these hedging contracts as follows:

	Six Months Ended April 30,		Years Ended October 31,

	2004	2003	2003	2002

Realized Gain and (losses)	$1,484,441	$574,923	$1,116,694	$776,580
Unrealized Gain and (losses)	$(326,274)	$(98,344)	$(248,025)	$1,830

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $143,130 and $109,751 for the years ended October 31, 2003 and 2002, respectively and $85,667 and $62,526 for the six month periods ended April 30, 2004 and 2003, respectively.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see also Note 7).

Stock options:

In accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” the Company will recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employees must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options to employees at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), of net income or loss as if a fair value based method of accounting for stock options had been applied, if such amounts differ materially from the historical amounts.

Earnings (loss) per share:

The Company presents “basic” and, if applicable, “diluted” earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”), as amended by SFAS No. 148 (see below) and certain other financial accounting pronouncements. Basic earnings (loss) per common share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. Since the Company had no potentially dilutive securities outstanding in any period presented, diluted earnings per share equals basic earnings per share in the accompanying statement of operations.

The weighted average common shares outstanding used in the computation of basic and diluted earnings per share in each period presented was the 3,999,650 shares of common stock actually outstanding during those periods.

Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Revenue recognition:

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured. The Company generally recognizes revenue at the time of shipment. Sales are reflected net of discounts and returns.

Recent accounting pronouncements:

On July 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), that is applicable to exit or disposal activities initiated after December 31, 2002. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard does not apply where SFAS 144 is applicable. The adoption of this new standard does not have any impact on the Company’s operating results and financial position at this time.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”), that is applicable to financial statements issued for fiscal years ending after December 15, 2002. In addition, interim disclosure provisions are applicable for financial statements issued for interim periods beginning after December 15, 2002. This standard amends SFAS 123 and provides guidance to companies electing to voluntarily change to the fair value method of accounting for stock-based compensation. In addition, this standard amends SFAS 123 to require more prominent and more frequent disclosures in financial statements regarding the effects of stock-based compensation. The adoption of this new standard does not have any impact on the Company’s operating results and financial position at this time.

In January 2003, FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51,” was issued. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. Currently, this standard has no effect on the Company’s financial statements.

During April 2003, the Financial Accounting Standards Board issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of this standard has not had a material effect on the Company’s financial statements.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Recent accounting pronouncements (Continued):

In May 2003, the FASB issued “SFAS 150”, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. “SFAS 150” requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard has had no effect on the Company’s financial statements.

Reclassifications:

Certain accounts in the 2002 financial statements may have been reclassified to conform to the 2003 presentation.

NOTE 3 -	INVENTORIES:

Inventories at April 30, 2004 and October 31, 2003 consisted of the following:

	April 30, 2004	October 31, 2003

Packed coffee	$610,799	$213,062
Green coffee	1,043,978	999,137
Packaging supplies	769,140	569,225

Totals	$2,423,917	$1,781,424

NOTE 4 -	PROPERTY AND EQUIPMENT:

Property and equipment at April 30, 2004 and October 31, 2003 consisted of the following:

	Estimated Useful Life	April 30, 2004	October 31, 2003

Building and improvements	30 years	$1,257,251	$1,252,448
Machinery and equipment	7 years	3,404,382	2,606,859
Machinery and equipment under capital leases	7 years	426,404	426,404
Furniture and fixtures	7 years	145,808	143,789

		5,233,845	4,429,500
Less accumulated depreciation (including $121,828 and $91,372, respectively arising from capital leases)		3,209,469	2,991,206

		2,024,376	1,438,294
Land		141,000	141,000

Totals		$2,165,376	$1,579,294

Depreciation expense totaled $299,774 and $270,994 for the years end October 31, 2003 and 2002, respectively and $230,424 and $152,924 for the six month periods ended April 30, 2004 and 2003, respectively.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 5 -	CREDIT FACILITY AND OTHER BORROWINGS:

As of October 2003, the Company was obligated under a $5,750,000 credit facility provided by Wells Fargo Business Credit. The credit facility consisted of a $5,000,000 revolving line of credit and a $750,000 term loan secured by all the assets of the Company.

The line of credit provides for borrowing of up to 85% of the Company’s eligible trade accounts receivable and 60% of its eligible inventories up to a maximum of $5,000,000. The term loan provides for borrowings of up to the greater of 80% of the cost of eligible equipment or $750,000.

As a result of amendments to prior agreements with Wells Fargo Business Credit, that became effective on October 1, 2002, interest on borrowings under the line of credit and the term loan are payable monthly at the prime rate plus .25% and .50%, respectively (an effective rate of 4.25% and 4.50% respectively, at October 31, 2003). In addition, the credit facility will not expire until November 20, 2004; the maximum amount of borrowings under the term loan increased form $600,000 to $750,000; term loan principal payments decreased from $10,000 to $7,000 per month commencing November 1, 2002; the amount of borrowings guaranteed by each of the two stockholders is $500,000; a restricted cash collateral deposit aggregating approximately $290,000 was used to reduced the outstanding line of credit balance; and the Company’s ability to continue to use the credit facility will become subject to its ability to meet specified financial covenants and ratios. In addition, the outstanding balances under the term loan were classified as long-term liabilities in the accompanying October 31, 2003 balance sheet based on the Company’s ability to either defer payments until, or make installment payments through, November 20, 2004. The term loan, has an outstanding balance of $336,000 (including a current portion of $84,000) and aggregate borrowing of $2,376,066 were outstanding under its credit line facility at October 31, 2003. The line of credit can be withdrawn at Wells Fargo Business Credit’s option. The Company was in compliance with the required financial covenants at October 31, 2003 and at April 30, 2004.

The outstanding balance under the term loan was $294,000 and under the line of credit agreement was $2,326,406 at April 30, 2004. The entire line of credit amount is being reflected as short term at that date, since the principal loan balance is due in November of 2004.

NOTE 6 -	LOANS TO/FROM RELATED PARTIES:

The Company had loans payable to certain of its stockholders aggregating $79,646 at October 31, 2003 and loans receivable from a stockholder of $11,158 at April 30, 2004. The loans are due on demand but payments are not expected to be required in the next twelve months. These loans bear interest at 6% per annum. Interest expense totaled approximately $5,405 and $13,000 for the years ended October 31, 2003 and 2002 respectively. Interest expense for the six month periods ended April 30, 2004 and 2003 totaled approximately $1,200 and $2,800, respectively.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 7 -	INCOME TAXES:

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities as of April 30, 2004 and October 31, 2003 are as follows:

	April 30, 2004	October 31, 2003

Deferred tax assets:
Accounts receivable	$55,200	$49,100
Inventory	49,100	54,600

	$104,300	$103,700

Deferred tax liability:
Fixed assets	$52,000	$39,200

The Company’s provision for income taxes for the periods presented consisted of the following:

	Six Months Ended April 30,		Years Ended October 31,

	2004	2003	2003		2002

Federal	$400,000	$148,600	$150,004		$387,265
State and local	195,200	73,000	(33,638	)*	170,455

Total	$595,200	$221,600	$116,366		$557,720

* Includes prior year over accrual of state franchise taxes.

A reconciliation of the difference between the expected income tax rate using the statutory federal tax rate and the Company’s effective tax rate is as follows:

	Six Months Ended April 30,		Years Ended October 31,

	2004	2003	2003	2002

US Federal income tax statutory rate	30%	30%	34%	34%
State income taxes, net of federal tax benefit	9%	8%	8%	8%
Other	6%	7%	(26%)	—

Effective tax rate	45%	45%	16%	42%

NOTE 8 -	COMMITMENTS AND CONTINGENCIES:

Operating leases:

a)	The Company occupies warehouse facilities under an operating lease, which expired on August 31, 2002 and was renewed for an additional two years. The lease requires the Company to also pay utilities and other maintenance expenses. Rent charged to operations amounted to $50,076 and $47,346 for the years ended October 31, 2003 and 2002, and $25,038 for each of the six month periods ended April 30, 2004 and 2003, respectively. Future minimum rental payments under the noncancelable operating lease in years subsequent to October 31, 2003 are $41,730 in 2004.

The Company also uses a variety of independent, bonded commercial warehouses to store its green coffee beans.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 8 -	COMMITMENTS AND CONTINGENCIES (Continued):

Operating leases (Continued):

b)	In February 2004, the Company entered into a lease for office and warehouse space in La Junta City, Colorado with an unrelated third party. This lease, which is at a monthly rental of $8,341 beginning January 2005, expires on January 31, 2024.

The aggregate minimum future lease payments for the Colorado location as of October 31, 2004 for each of the next five years are as follows:

October 31,
2004	$—
2005	83,411
2006	100,093
2007	100,093
2008	100,093
Thereafter	1,526,418

$1,910,108

Obligation under capital leases:

The Company has leased machinery and equipment under a capital lease, which expires in July 2005. The asset and liability under the capital lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over the lease term. Depreciation expense of assets under capital lease are included in depreciation expense and amounted to $60,915 for each of the years ended October 31, 2003 and 2002 and $30,458 for each of the six months ended April 30, 2004 and 2003.

Assets held under capital lease are as follows:

	April 30, 2004	October 31, 2003

Machinery and equipment	$426,404	$426,404
Less: accumulated depreciation	(121,830)	(91,372)

	$304,574	$335,032

Minimum annual future lease payments under the capital lease for each of the next two years and in the aggregate are:

	April 30, 2004	October 31, 2003

Year ended October 31,
2004	$70,625	$141,249
2005	94,165	94,165

Total minimum lease payments	164,790	235,414
Less: amount representing interest	(6,554)	(12,968)

Present value of minimum lease payments	158,236	222,446
Less: current portion	(134,886)	(130,551)

Long-term portion	$23,350	$91,895

COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 8 -	COMMITMENTS AND CONTINGENCIES (Continued):

Obligation under capital leases (Continued):

The interest rate on the capital lease is 8 1/3% per annum, which approximates the Company’s incremental rate of borrowing at the time the lease was entered into.

Legal proceedings:

The Company is a party to various legal proceedings. In the opinion of management, these actions are routine in nature and will not have a material adverse effect on the Company’s financial statements in subsequent years.

NOTE 9 -	CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, amounts due from broker and trade accounts receivable. The Company maintains its cash and cash equivalents in bank and brokerage accounts the balances of which, at times, may exceed Federal insurance limits. At October 31, 2003 and April 30, 2004, the Company did not have cash balances that exceeded Federal insurance limits. The net balance of the Company’s investments in derivative financial instruments also represents an amount due from a broker. Exposure to credit risk is reduced by placing such deposits and investments with major financial institutions and monitoring their credit ratings.

Approximately 16% of the Company’s sales were derived from each of two customers in 2003. Those customers also accounted for approximately $266,000 and $61,700 of the Company’s account receivable balance as of October 31, 2003. Approximately 18% and 17% of the Company’s sales were derived from two customers during 2002. Those customers also accounted for approximately $132,000 and $141,000 of the Company’s accounts receivable balance at October 31, 2002.

Approximately 23% of the Company’s sales were derived from one customer for the six month period ended April 30, 2004. That customer also accounted for approximately $111,000 of the Company’s accounts receivable balance at April 30, 2004.

Approximately 20% and 16% of the Company’s sales were derived from two customers for the six month period ended April 30, 2003. Those customers also accounted for approximately $438,000 and $157,000 respectively, of the Company’s accounts receivable total at April 30, 2003.

Concentrations of credit risk with respect to other trade receivables are limited due to the short payment terms generally extended by the Company; by ongoing credit evaluations of customers; and by maintaining an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Management does not believe that credit risk was significant for any of the periods presented herewith.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 10 -	STOCK OPTION PLAN:

On February 10, 1998, the Company’s stockholders consented to the adoption of the Company’s stock option plan (the “Plan”) whereby incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company’s common stock may be granted to the Company’s directors, officers, other key employees and consultants. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than 10% of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant).

No options have been granted under the Plan.

NOTE 11 -	MAJOR VENDORS/RELATED PARTY:

For the six months ended April 30, 2004, purchases from two suppliers, were in excess of 10% of the Company’s total purchases. Purchases from these suppliers were approximately $3,723,000 and $1,081,000 and the corresponding accounts payable to these suppliers at April 30, 2004 were approximately $304,000 and $83,000, respectively.

For the six months ended April 30, 2003, purchases from one supplier, was in excess of 10% of the Company’s total purchases. Purchases from this supplier were approximately $2,209,000 and the corresponding accounts payable to this supplier at April 30, 2003 was approximately $276,000.

During fiscal 2003, substantially all of the Company’s purchases were from ten vendors. The ten vendors accounted for 84% of total product purchases. Two of these vendors accounted for 31% and 11% of total purchases. These vendors accounted for approximately $66,700 and $124,400 of the Company’s accounts payable at October 31, 2003.

During fiscal 2002, substantially all of the Company’s purchases were from ten vendors. The ten vendors accounted for 89% of total product purchases. One of these vendors accounted for 33% of total purchases and approximately $128,700 of the Company’s accounts payable at October 31, 2002. In addition, an employee of this vendor is a director of the Company. Purchases from that vendor totaled approximately $4,110,900 and $3,415,200 in 2003 and 2002, respectively.

Management believes that all transactions are made at arms length and does not believe that the loss of any one vendor would have a material adverse effect on the Company’s operations due to the availability of alternate suppliers.

NOTE 12 -	CONSULTING AGREEMENT:

On July 26, 2002, the Company entered into an agreement with two investment banking firms (collectively “Managing Underwriters”) for the Managing Underwriters to serve as the Company’s exclusive financial advisors and Managing Underwriters for 12 months. The main function of the Managing Underwriters was to facilitate a public offering of the Company’s common stock. The Company terminated this agreement on December 11, 2002. No funds were raised under this agreement.

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COFFEE HOLDING CO., INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003 AND 2002
(Information as of and for the periods ended April 30, 2004 and 2003 is unaudited)

NOTE 13 –	PURCHASE OF ASSETS:

On February 4, 2004, the Company entered into an agreement to purchase certain assets of an unrelated third party. The Company purchased coffee roasting and blending equipment located in a facility in Colorado, labels for private coffee products produced at this facility and certain other assets. The purchase price for these assets was $825,000, based upon an independent appraisal. The Company has also reached an agreement with the city of La Junta, Colorado to lease the facility formerly operated by the seller.

The Company also entered into a 10 year (renewable for an additional 10 years) licensing agreement with Del Monte Corp, for the exclusive right to use the “S&W” and “Il Classico” trademarks in the United States in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail distribution level. The Company will pay Del Monte Corp., 2% of net revenues generated by the sale of these products.

NOTE 14 -	SUBSEQUENT EVENTS:

The Company has entered into an agreement with Maxim Group LLC for Maxim Group to serve as the Company’s financial advisors and lead managing underwriters for a proposed public offering of the Company’s common stock which would raise approximately $10 million. The Maxim Group will have the right to purchase for a period of forty-five days following the public offering up to an additional fifteen percent of the number of shares of common stock offered to the public by the Company, at the public offering price less the underwriting discount (ten percent) to cover over-allotments, if any. The Company paid $25,000 to Maxim Group upon execution of the agreement and will pay an additional $25,000 to Maxim Group upon filing of a registration statement for the proposed offering with the SEC. If the public offering is successfully completed, the Company shall pay to the Maxim Group a non-accountable expense allowance equal to three percent of the gross proceeds derived from the public offering including any proceeds derived from the over-allotment. The Company has also agreed to sell to the Maxim Group for an aggregate of $100, warrants to purchase up to ten percent of the shares being offered at 110% of the offering price. The warrant shall be exercisable for a period of five years and contain provisions for cashless exercise, antidilution and piggyback registration rights. To date no funds have been raised under this agreement.

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You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with any different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus regardless of the time or the delivery of this prospectus or any sale of these securities.

COFFEE HOLDING CO., INC.

1,600,000 shares

Common Stock

––––

PROSPECTUS

MAXIM GROUP LLC

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.      Indemnification of Directors and Officers.

The Nevada Revised Statutes provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in our favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter herein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

Our current Articles of Incorporation provide that we will limit the liability of our officers and directors to the fullest extent permitted by Nevada law.

Our proposed Articles of Incorporation and Bylaws will provide that we will indemnify our officers and directors to the fullest extent permitted by Nevada law. The proposed Articles of Incorporation will also empower us to purchase and maintain insurance to protect ourselves and our directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not we would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Articles of Incorporation; provided that such insurance is available on acceptable terms as determined by a vote of the Board of Directors. We are also authorized to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in our Articles of Incorporation. We expect to purchase directors’ and officers’ liability insurance consistent with the provisions of our Articles of Incorporation as soon as practicable.

The Underwriting Agreement to be filed as Exhibit 1.1 will provide for indemnification by the underwriters of the Company, its directors and officers.

The proposed employment agreements with Andrew Gordon, President and Chief Executive Officer and a director, and David Gordon, Executive Vice President, Secretary and a director, provide that we shall cause the Executives to be covered by and named as an insured under any policy or contract of insurance obtained by it to insure its directors and officers against personal liability for acts or omissions in connection with service as an officer or director or service in other capacities at our request. The coverage provided to the Executives are required to be of the same scope and on the same terms and conditions as the coverage (if any) provided to other officers or directors of the Company and shall continue for so long as the Executives shall be subject to personal liability relating to such service to the extent permitted under the Nevada Revised Statutes. The proposed employment agreements also provide that, to the maximum extent permitted under applicable law, we shall indemnify the Executives against and hold each harmless from any costs, liabilities, losses and exposures to the fullest extent and on the most favorable terms and conditions that similar indemnification is offered to any director or officer of us or any subsidiary or Affiliate of us and shall continue for so long as the Executives shall be subject to personal liability relating to such service to the extent permitted under the Nevada Revised Statutes.

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Item 25.      Other Expenses of Issuance and Distribution.

SEC Registration Fee (1)	$1,534
National Association of Securities Dealers filing fee (1)	1,710
Amex Listing Fees	62,500
Printing	30,000
Legal fees and expenses	150,000
Underwriters’ non-accountable expense allowance	264,000
Accounting fees and expenses	50,000
Blue Sky fees and expenses (including fees of counsel)	15,000
Miscellaneous	5,249

TOTAL	$580,000

_________________

(1)	Actual expenses based upon the registration and issuance of 1,840,000 shares of common stock to be sold in this offering at $6.00 per share and 160,000 underwriter’s warrants and 160,000 shares of common stock issuable upon exercise of underwriter’s warrants at an exercise price of $6.60 per share. All other expenses are estimated.

Item 26.      Recent Sales of Unregistered Securities.

None.

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Item 27.      Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a)      List of Exhibits. (Filed herewith unless otherwise noted.)

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger by and Among Transpacific International Group Corp. and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 2 to Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (file No. 333-00588-NY) as filed with the Commission on November 10, 1997).
2.2	Asset Purchase Agreement, dated February 4, 2004, by and between Coffee Holding Co., Inc. and Premier Roasters LLC (incorporated herein by reference to the Current Report on Form 8-K dated February 4, 2004 as filed with the SEC on February 20, 2004.)
3.1	Articles of Incorporation of Coffee Holding, as amended (incorporated herein by reference to Exhibit 3.1 to Coffee Holding's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002).
3.2	Certificate of Amendment of Articles of Incorporation of Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 3.2 to Coffee Holding’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).
3.3	Coffee Holding’s By-Laws, as amended (incorporated herein by reference to Exhibit 3.3 to Coffee Holding’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).
4.1	Form of Stock Certificate of Coffee Holding Co., Inc.
4.2	Form of Warrant Certificate.*
5.1	Opinion of Thacher Proffitt & Wood LLP as to legality of securities being offered.
10.1	Lease with T&O Management Corp. dated August 15, 1997 (incorporated herein by reference to Exhibit 10.1 to Coffee Holding’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).
10.2	1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to Coffee Holding’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
10.3	Loan and Security Agreement dated as of November 21, 1997 between Coffee Holding and NationsCredit Commercial Corporation (incorporated herein by reference to Exhibit 10.3 to Coffee Holding’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).

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10.4	First Amendment to Loan and Security Agreement dated as of May 22, 1998 between Coffee Holding and NationsCredit Commercial Corporation (incorporated herein by reference to Exhibit 10.3 to Coffee Holding’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
10.5	Second Amendment dated as of November 29, 2000 to Loan and Security Agreement between Coffee Holding and Wells Fargo Business Credit, Inc., as assignee (incorporated herein by reference to Exhibit 10.3 to Coffee Holding’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
10.6	Term Note dated as of November 29, 2000 made by Coffee Holding in favor of Wells Fargo Business Credit, Inc., in the principal amount of $600,000 (incorporated herein by reference to Exhibit 10.3 to Coffee Holding’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000).
10.7	Third Amendment dated as of October 1, 2002 to Loan and Security Agreement between Coffee Holding and Wells Fargo Business Credit, Inc., as assignee (incorporated herein by reference to Exhibit 10.7 to Coffee Holding’s Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002)
10.8	Term Note dated as of October 1, 2002 made by Coffee Holding in favor of Wells Fargo Business Credit, Inc., in the principal amount of $750,000 (incorporated herein by reference to Exhibit 10.8 to Coffee Holding’s Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002).
10.9	Capital Lease Agreement with HSBC Business Credit (USA), Inc. (incorporated herein by reference to Exhibit 10.9 to Coffee Holding’s Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002).
10.10	Sales contract with Supervalu and Cub Foods (incorporated herein by reference to Exhibit 10.10 to Coffee Holding’s Annual Report on Form 10-KSB for the year ended October 31, 2002) (confidential portions have been redacted and filed separately with the Commission).
10.11	Sales contract with Shurfine Central (incorporated herein by reference to Exhibit 10.11 to Coffee Holding’s Annual Report on Form 10-KSB for the year ended October 31, 2002) (confidential portions have been redacted and filed separately with the Commission).
10.12	Lease dated February 4, 2004 by and between Coffee Holding Co., Inc. and the City of La Junta, Colorado (incorporated herein by reference to the Quarterly Report on Form 10-QSB for the three months ended January 31, 2004).
10.13	Trademark License Agreement dated February 4, 2004 between Del Monte Corporation and Coffee Holding Co, Inc. (incorporated herein by reference to the Quarterly Report on Form 10-QSB for the periods ended April 30, 2004) (confidential portions have been redacted and filed separately with the Commission).
10.14	Proposed employment agreement by and among Coffee Holding Co., Inc. and Andrew Gordon.

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10.15	Proposed employment agreement by and among Coffee Holding Co., Inc. and David Gordon.
10.16	Form of Lock-up Agreement.
23.1	Consent of Lazar Levine & Felix LLP.
23.2	Consent of Thacher Proffitt & Wood LLP (incorporated by reference to Exhibit 5.1).
24.1	Powers of Attorney (Included in Signature Page of the initial filing of this Registration Statement).

* To be filed by amendment.

(b)      Financial Statement Schedules.

Item 28.      Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and each post-effective amendment that contains a form of prospectus will be treated as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time will be treated as the initial bona fide offering of those securities.

The undersigned Registrant may elect to request acceleration of the effective date of the registration statement under Rule 461 under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

     In accordance with to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June June 21, 2004.

COFFEE HOLDING CO., INC.

By:	/s/ Andrew Gordon

Andrew Gordon, President and
Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Gordon, as their true and lawful attorney-in-fact in any and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Form SB-2 Registration Statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either one of his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Andrew Gordon Andrew Gordon	Chief Executive Officer, President, Treasurer and Director (principal executive officer and principal financial and accounting officer)	June 21, 2004

/s/ David Gordon David Gordon	Executive Vice President — Operations, Secretary and Director	June 21, 2004

/s/ Gerard DeCapua Gerard DeCapua	Director	June 21, 2004

/s/ Daniel Dwyer Daniel Dwyer	Director	June 21, 2004